SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

HELD ON APRIL 28, 2023

DATE, TIME AND VENUE: Meetings of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”) held on April 28, 2023, at 11:00 a.m., exclusively online through the Zoom Platform.

CALL NOTICE: The meetings were regularly called through the Call Notice published in the business section of the Official Gazette of the State of São Paulo on March 28, 29, and 30, 2023, pages 19, 11 and 12, 20 and 21, respectively, and in the Valor Econômico newspaper on March 28, 29, and 30, 2023, pages B12, A10, and C5, respectively.

MEETINGS HELD IN AN EXCLUSIVELY DIGITAL MANNER: The Annual and Extraordinary Shareholders’ Meetings were held exclusively online, via the Zoom platform, without prejudice to the use of the remote voting form as a means to exercise voting rights, according to CVM Resolution 81, of March 29, 2022, as amended (“CVM Resolution 81”), as previously informed by the Company on the Call Notice and the Manual for Shareholder’s Participation. The Annual and Extraordinary Shareholders’ Meetings were recorded in full and, under paragraph 1 of article 47 of CVM Resolution 81, the shareholders who participated in the Meetings through the electronic system were considered as attending members and signatories of these minutes.

ATTENDANCE: Shareholders representing 79.15% and 79.18% of the Company’s total and voting shares attended the Annual and Extraordinary Shareholders' Meeting, respectively, as confirmed by (i) the access records to the electronic platform made available by the Company; and (ii) the valid remote voting forms received through the Depository of B3 S.A. - Brasil, Bolsa, Balcão, the bookkeeping agent of the shares issued by the Company, and the forms sent directly to the Company, according to CVM regulations. The Chair and the Secretary formalized the registration of shareholders’ attendance based on the signatures on these minutes.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Francisco Vidal Luna, Coordinator of the Statutory Audit Committee and Independent Member of Sabesp’s Board of Directors, Maria Elvira Lopes Gimenez, member of Sabesp’s Fiscal Council, Élica Daniela da Silva Martins and Gabriela Martinez de Andrade, representatives of Grant Thornton Auditores Independentes, Marcelo Miyagui, Head of Accounting, Marcio de Freitas Junior, Advisor to the Chief Financial Office and Investor Relations Office, Priscila Costa da Silva and John Emerson da Silva, Management Analysts of the Investor Relations Department, Carolina Alves Cardoso Santos, and Melissa Martuscelli, lawyers of the Legal Superintendency, Caroline Couto Matos and Mariane Gomes, members of the law firm Cescon Barrieu, and Gerson Yaçumassa, member of Sabesp’s CEO’s Office.

PRESIDING: Chair: Mario Engler Pinto Junior. Secretaries: Marialve de Sousa Martins and Victor Campinho.

PUBLICATION: The Management Report and Financial Statements, accompanied by the Fiscal Council Opinion, the Independent Auditor’s Report on the Financial Statements, and the Summarized Annual Report of the Statutory Audit Committee, all of which for the fiscal year ended December 31, 2022, were published in the Valor Econômico newspaper, pages E41 to E60, on March 27, 2023, and the São Paulo State Official Gazette, pages 2 to 19, on March 25, 2023. The above documents were also made available to shareholders at the Company’s headquarters and on the websites of the Company, CVM, and B3, together with the Management Proposal and other pertinent documents, according to applicable legislation.

AGENDA:

ANNUAL SHAREHOLDERS’ MEETING

I. Examine the management accounts, discuss, and vote on the Company’s financial statements for the fiscal year ended December 31, 2022, accompanied by the Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion, and Summarized Annual Report of the Audit Committee.

II. Resolve on the allocation of the net income for the fiscal year ended December 31, 2022, and the distribution of dividends.

III. Set the number of members to compose the Fiscal Council for a term of office until the 2024 Annual Shareholders’ Meeting.

IV. Elect the members of the Fiscal Council for a term of office until the 2024 Annual Shareholders’ Meeting.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

EXTRAORDINARY SHAREHOLDERS' MEETING

I. Elect the members of the Board of Directors to fulfill the remaining term of office until the Annual Shareholders’ Meeting to be held in 2024, under paragraph 3 of article 141 of Law 6,404/76, and appoint the Chair of the Board of Directors.

II. Resolve on the eligibility of the independent members of the Board of Directors regarding the rules established in the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão.

III. Appoint members of the Audit Committee.

IV. Set the overall annual compensation of management, audit committee members, and fiscal council members for the 2023 fiscal year.

V. Amend the Company’s Bylaws to include the following changes: (a) amend article 15 to (a.1) provide for the composition of the Executive Board of seven members; and (a.2) include paragraph 2, attributing to the Board of Directors the power to define the duties and functions of each Executive Officer through the Executive Board’s Internal Charter; (b) amend the single paragraph of article 16, article 17, and item I of article 21 to adjust the wording, indicating that the Executive Officer responsible for the financial area is also the investor relations officer; and (c) amend article 20, excluding paragraphs three to six, maintaining the powers of the CEO, under the current paragraph two, the regulations on the duties and functions of the other Executive Officers will be defined by the Board of Directors, in the Executive Board’s Internal Charter;

VI. Consolidate the Company’s Bylaws.

CLARIFICATIONS: The matters on the agenda were analyzed by the State Capital Defense Council – CODEC, according to CODEC Opinion 065/2023, of April 25, 2023, whose voting instructions were submitted by the representatives of the shareholder São Paulo State Treasury (“State”), Laura Baracat Bediscks and Bruna Tapie Gabrielli.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

DOCUMENT READING: The reading of the documents related to the agenda of the Meetings was waived, according to articles 133 and 134 of Law 6,404/76, as the aforementioned documents were timely made available to the Company’s shareholders. The reading of the map containing the instructions for remote voting was also waived, according to paragraph 4 of article 48 of CVM Resolution 81, and copies were made available during the meeting for consultation by those attending the meeting.

DRAWING UP AND PUBLICATION OF THE MINUTES: Shareholders approved (i) the drawing up of these minutes in summary form, according to paragraph 1 of article 130 of Law 6,404/76, with the right to present separate votes, which, after being received by the presiding board of this Meeting, will be filed at the Company's headquarters; and (ii) the publication of the minutes omitting shareholders’ signatures, according to paragraph 2 of article 130 of Law 6,404/76.

RESOLUTIONS: After analyzing the matters on the agenda, shareholders resolved:

I. To approve, by a majority vote of the attending shareholders, with 95.12% of votes cast in favor, represented by 514,610,608 shares; 0.05% of votes cast against, represented by 264,972 shares; and 4.83% in abstentions, represented by 26,110,414 shares, management accounts and the Company’s financial statements for the fiscal year ended December 31, 2022, accompanied by the Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion, and Summarized Annual Report of the Audit Committee.

Register the manifestation by the representative of the State in the following terms: “GRANT THORNTON Auditores Independentes issued an unqualified opinion, in its Report, stating that “the financial statements present fairly, in all material respects, the equity and financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2022, its financial performance and cash flows for the year then ended, under the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)”. Accordingly, considering the report issued by the Independent Auditor and the favorable votes of the Audit Committee and members of the Board of Directors and Fiscal Council, and the information from the technical body of this Board that did not show any non-compliances, the representative of the State approved the matter.”

II. To approve, by a majority vote of the attending shareholders, with 99.40% of votes cast in favor, represented by 537,756,786 shares; 0.58% of votes cast against, represented by 3,145,198 shares; and 0.02% abstentions, represented by 84,010 shares, the proposal for allocation of the net income for the 2022 fiscal year, in the amount of R$3,121,267,063.11, as follows: (i) 5% to be invested in the creation of the Legal Reserve, in the amount of R$156,063,353.16; and (ii) R$741,300,927.49 to be allocated as minimum mandatory dividends, and R$130,857,665.35 as additional dividends. The remaining balance, of R$2,093,045,117.11, will be transferred to the “Profit Reserve for Investments”.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Minimum mandatory dividends and additional dividends, of R$872,158,592.84, will be paid as interest on own capital on June 26, 2023, to shareholders listed on the Company's shareholder base on April 28, 2023.

In this item, the representatives of the State recorded that article 192 of Law 6,404/1976 establishes that “together with the financial statements for the year, the Company’s management bodies shall submit to the annual shareholders’ meeting, subject to the provisions of articles 193 to 203 and the Bylaws, a proposal for the allocation of the net income of the year”.

Accordingly, the representatives of the State approved the allocation of the net income as described below and in detail to the approval above:

NET INCOME FOR THE YEAR	3,121,267,063.11
Legal Reserve (5% of the Net Income for the Year)	156,063,353.16
Dividend Calculation Basis	2,965,203,709.95
DIVIDENDS	872,158,592.84
- Minimum Mandatory Dividend - Interest on own capital	741,300,927.49
- Additional dividends - Interest on own capital	130,857,665.35

PROFIT RESERVE FOR INVESTMENTS	2,093,045,117.11

III. To approve, by a majority vote of the attending shareholders, with 99.98% of the votes cast in favor, represented by 540,872,992 shares; 0.002% of the votes cast against, represented by 12,022 shares; and 0.02% abstentions, represented by 100,979 shares, the composition of the Company’s Fiscal Council at 4 (four) sitting members and alternates in the same number.

IV. To elect the members of the Fiscal Council for a term of office until the Annual Shareholders’ Meeting that approves the accounts for the fiscal year ended December 31, 2023, according to the single slate composed of the candidates appointed to the Fiscal Council, sitting and alternates, which received 90.46% votes cast in favor, represented by 489,386,976 shares; 9.51% votes cast against, represented by 51,434,479 shares; and 0.03% abstentions, represented by 164,538 shares:

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Sitting Members: ANDRÉ ISPER RODRIGUES BARNABÉ, Brazilian, single, Lawyer, identification document (RG) number 47.871.103-7 SSP/SP, individual taxpayer’s ID (CPF) number 409.636.828-81, domiciled at Rua Atenas, 373, Barão Geraldo, Campinas/SP, CEP: 13085-558; HUMBERTO MACEDO PUCCINELLI, Brazilian, divorced, Economist, identification document (RG) number 9.211.361-8 SSP/SP, individual taxpayer’s ID (CPF) number 022.759.188-76, domiciled at Rua Sílvio Sacramento, 225, Pinheiros, São Paulo/SP, CEP: 05408-040; and NATÁLIA RESENDE ANDRADE ÁVILA, Brazilian, married, Federal Attorney, identification document (RG) number 408.3352 SSP/DF, individual taxpayer’s ID (CPF) number 731.102.641-53, domiciled at Av. Prof. Frederico Herman Júnior, 345, Alto de Pinheiros, São Paulo/SP, 05459-010.

Alternate Members: respectively, DIEGO ALLAN VIEIRA DOMINGUES, Brazilian, single, Mechanical Engineer, identification document (RG) number 27.476.792-2, individual taxpayer’s ID (CPF) number 320.328.238-02, domiciled at Rua Corrientes, 280, Lapa, São Paulo/SP, CEP: 05076-010; GUSTAVO CARVALHO TAPIA LIRA, Brazilian, married, Administrator, identification document (RG) number 27.058.959.-3 SSP/SP, individual taxpayer’s ID (CPF) number 270.533.078-08, domiciled at Rua Tocantinópolis, 101, Vila Ribeiro de Barros, São Paulo/SP, CEP: 05307-070; and PEDRO MONNERAT HEIDENFELDER, Brazilian, single, São Paulo State Attorney, identification document (RG) number 11.605.884-3 DETRAN/RJ, individual taxpayer’s ID (CPF) number 120.263.157-60, domiciled at Av. Prof. Frederico Herman Júnior, 345, Alto de Pinheiros, São Paulo/SP, 05459-010.

According to article 25 of the Company’s Bylaws and article 240 of Brazilian Corporation Law, the Company’s minority shareholders can elect one of the members of the Fiscal Council and his/her respective alternate. Notwithstanding, the minority shareholders did not appoint candidates for the separate election, under article 240 of Law 6,404/76.

Accordingly, the Board registered that the Company’s Fiscal Council was regularly installed with three sitting members and their respective alternates, with the position reserved for minority shareholders remaining open.

We hereby record that the appointments of Messrs. André Isper Rodrigues Barnabé (1st term of office), Diego Allan Vieira Domingues (1st term of office), Humberto Macedo Puccinelli (3rd term of office – 2nd re-election), Gustavo Carvalho Tapia Lira (1st term of office), Natália Resende Andrade Ávila (1st term of office), and Pedro Monnerat Heidenfelde (1st term of office) had the due government authorization (ATG Letters 098/23-CC and 127/23-CC), comply with necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, and were certified by the Eligibility and Advisory Committee, according to article 31 of the Bylaws (Electronic process SFP-PRC-2019/00404, that addresses the nomination of members to the Company's Fiscal Council, as provided for in CODEC Resolution 02/2023).

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

The elected Fiscal Council members shall perform their duties until the next Annual Shareholders’ Meeting. If a sitting member is unable to attend a meeting, the respective alternate must be called and, if the alternate member is absent, one of the other alternate members must be called. The investiture in the position shall observe the requirements, impediments, and procedures provided for in current regulations, which shall be verified by the Company upon investiture. As for the declaration of assets, the applicable state regulations must be observed.

EXTRAORDINARY SHAREHOLDERS' MEETING:

I. The following members of the Board of Directors were elected for the term of office until the Annual Shareholders’ Meeting to be held in 2024, in a single slate; the Chair of the Board of Directors was designated, with 76.73% votes cast in favor, represented by 415,266,645 shares; 23.03% votes cast against, represented by 124,668,824 shares; and 0.24% abstentions, represented by 1,294,588 shares, as follows:

a)	Mrs. KARLA BERTOCCO TRINDADE, Brazilian, married, Administrator and Lawyer, identification document (RG) number 13.205.097-3, SSP/SP, individual taxpayer’s ID (CPF) number 260.211.228-36, domiciled at Av. Higienópolis, 1048, apto.35, Consolação, São Paulo/SP, CEP: 01238-000, designated as the Chairman of the Board of Directors, under paragraph 3 of article 8 of the Company’s Bylaws;
b)	Mr. NERYLSON LIMA DA SILVA, Brazilian, married, Economist, identification document (RG) number 3.249.051, SSP/DF, individual taxpayer’s ID (CPF) number 821.475.664-20, domiciled at SQNW 303, Bloco L, apto.205, Setor Noroeste, Brasília/DF, CEP: 70683-865;
c)	Mrs. INÊS MARIA DOS SANTOS COIMBRA DE ALMEIDA PRADO, Brazilian, divorced, Lawyer, identification document (RG) number 38.137.205-4, individual taxpayer’s ID (CPF) number 074.553.187-31, domiciled at Rua Pamplona, 277, 17º andar; Jardim Paulista, CEP: 01405-000;
d)	Mr. JÔNATAS SOUZA DA TRINDADE, Brazilian, married, Economist, identification document (RG) number 1.662.563, SSP/DF, individual taxpayer’s ID (CPF) number 789.481.501-20, domiciled at Rua Bento Freitas, 420, República, São Paulo/SP, CEP: 01220-000;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

e)	Mr. ANDERSON MÁRCIO DE OLIVEIRA, Brazilian, single, Lawyer, identification document (RG) number 5437309, SSP/PE, individual taxpayer’s ID (CPF) number 009.741.924-90, domiciled at Rua Senador Vergueiro, 219, Flamengo, Rio de Janeiro/RJ, CEP: 22230-000;
f)	Mr. EDUARDO PERSON PARDINI, Brazilian, married, Accountant, identification document (RG) number 8.460.863, individual taxpayer’s ID (CPF) number 040.288.598-83, domiciled at Av. Universitário, 585, apto.44, Alphaville, Santana de Parnaíba/SP, CEP:06542-089;
g)	Mr. MARIO ENGLER PINTO JUNIOR, Brazilian, common-law partnership, Layer, identification document (RG) number 4.722.183-5 SSP/SP, individual taxpayer’s ID (CPF) number 988.910.818-68, domiciled at Rua Rocha nº 233, Bela Vista, São Paulo/SP, CEP: 01330-000;
h)	Mrs. KAROLINA FONSÊCA LIMA, Brazilian, divorced, Accountant and Lawyer, identification document (RG) number 044.160.222.012-6, individual taxpayer’s ID (CPF) number 417.926.613-04, domiciled at Rua Osires, 03, apto.201, Jardim Renascença, São Luís/MA, CEP: 65.075-775; and
i)	Mr. ANDRÉ GUSTAVO SALCEDO TEIXEIRA MENDES, Brazilian, married, Engineer, identification document (RG) number 10.738.189-0, individual taxpayer’s ID (CPF) number 071.918.857-18, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo/SP, CEP: 05429-000.

The election of Mr. André Gustavo Salcedo Teixeira Mendes, CEO of the Company, as member of the Board of Directors, shall also be understood as a ratification of the Board of Directors’ resolution regarding his appointment to such position, according to CODEC Opinion 001/2023.

We hereby record that the appointments of Messrs. Karla Bertocco Trindade (1st term of office), Nerylson Lima da Silva (1st term of office), Inês Maria dos Santos Coimbra de Almeida Prado (1st term of office), Jônatas Souza da Trindade (1st term of office), Anderson Márcio de Oliveira (1st term of office), Eduardo Person Pardini (1st term of office), Mario Engler Pinto Junior (3rd term of office – 2nd re-election), Karolina Fonsêca Lima (1st term of office), and André Gustavo Salcedo Teixeira Mendes (1st term of office) had the due government authorization (ATG Letter 0127/23-CC), comply with necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, and were certified by the Eligibility and Advisory Committee (Electronic Process SFP-PRC-2019/00374, that addresses the nomination of members to the Company's Board of Directors, as provided for in CODEC Resolution 02/2023), according to article 31 of the Bylaws. The Company’s Board of Directors was in favor of the adherence of the elected members to the Company’s Institutional Nomination Policy.

The Board members shall exercise their duties under the Bylaws, with a unified term of office until the meeting held to approve the 2023 accounts, and the investiture in the position will observe the requirements, impediments, and procedures outlined in current regulations, which shall be verified by the Company upon investiture. The instruments of investiture (drawn up in the proper book) will be signed and the clearance statements will be filed at the Company's headquarters. Compensation will be set based on CODEC’s guidelines, as resolved at this Shareholders’ Meeting. As for the declaration of assets, the applicable state regulations must be observed.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

The other members elected in a separate vote at the Annual and Extraordinary Shareholders’ Meeting of 2022, Messrs. Ronaldo Coppa, as representative of employees, according to article 9 of the Company’s Bylaws, and Marcelo Munhoz Auricchio, as the member elected in a separate vote by minority shareholders, according to article 141, paragraph 4, I, of Law 6,404/76, remained in the exercise of their respective positions until the end of the term of office at the Annual Shareholders’ Meeting that approves the accounts for the fiscal year to be ended December 31, 2023.

Finally, the Company thanked the members of the Board of Directors and Fiscal Council for their services during the respective terms of office.

II. The following Board of Directors members were qualified as independent members of the Board of Directors for the purposes of the Novo Mercado Regulation and CVM Resolution 80:

•	Mr. Eduardo Person Pardini, with 99.81% votes cast in favor, represented by 540,202,694 shares; 0.03% votes cast against, represented by 181,305 shares; and 0.16% abstentions, represented by 846,062 shares;
•	Mr. Mario Engler Pinto Junior, with 99.80% of votes cast in favor, represented by 540,145,431 shares; 0.04% votes cast against, represented by 239,098 shares; and 0.16% abstentions, represented by 845,531 shares; and
•	Mrs. Karolina Fonsêca Lima, with 99.81% votes cast in favor, represented by 540,227,657 shares; 0.02% votes cast against, represented by 90,135 shares; and 0.17% abstentions, represented by 912,268 shares.

III. To approve, by a majority vote of the attending shareholders, with 94.12% votes cast in favor, represented by 509,383,332 shares; 5.59% votes cast against, represented by 30,246,464 shares; and 0.30% abstentions, represented by 1,600,263 shares, according to article 27 of the Company’s Bylaws, the appointment of the following members for the Statutory Audit Committee: EDUARDO PERSON PARDINI, Brazilian, married, Accountant, identification document (RG) number 8.460.863, individual taxpayer’s ID (CPF) number 040.288.598-83, domiciled at Av. Universitário, 585, apto.44, Alphaville, Santana de Parnaíba/SP, CEP: 06542-089, as Coordinator and Financial Specialist, under paragraph 4 of article 26 of the Company’s Bylaws; MARIO ENGLER PINTO JUNIOR, Brazilian, common-law partnership, Lawyer, identification document (RG) number 4.722.183-5 SSP/SP, individual taxpayer’s ID (CPF) number 988.910.818-68, domiciled at Rua Rocha nº 233, Bela Vista, São Paulo/SP, CEP: 01330-000; and KAROLINA FONSÊCA LIMA, Brazilian, divorced, Accountant and Lawyer, identification document (RG) number 044.160.222.012-6, individual taxpayer’s ID (CPF) number 417.926.613-04, domiciled at Rua Osires, 03, apto.201, Jardim Renascença, São Luís/MA, CEP: 65.075-775.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

The appointments had the due government authorization (Official Letter ATG 5500127/23-CC) and comply with necessary legal and statutory requirements, including those provided for Federal Law 13,303/2016 and State Decree 62,349/2016, and were attested by the Eligibility and Advisory Committee. The member appointed as coordinator complies with the requirement provided for in article 26, paragraph 3, of the Bylaws of having recognized experience in matters of corporate accounting. The members of the Statutory Audit Committee shall exercise their duties under the Company’s Bylaws, and the investiture in the position will observe the requirements, impediments, and procedures outlined in Law 6,404/76 and other current regulations, which shall be verified by the Company upon investiture. Compensation will be set based on CODEC’s guidelines, as resolved at this Shareholders’ Meeting. As for the declaration of assets, the applicable state regulations must be observed.

IV. To approve, by a majority vote of the attending shareholders with 93.63% of votes cast in favor, represented by 507,073,804 shares; 6.04% of votes cast against, represented by 32,674,205 shares; and 0.27% in abstentions, represented by 1,482,048 shares, the overall annual compensation of Management and members of the Audit Committee and Fiscal Council for 2023, as provided for in articles 152 and 162 of Law 6,404/76, and article 46 of the Bylaws, in the amount of up to R$10,334,624.58 (ten million, three hundred and thirty-four thousand, six hundred and twenty-four reais, and fifty-eight centavos), under the terms of the Management Proposal.

To record that the representative of the State voted to set the remuneration, bonuses, benefits, and advantages for the Management (members of the Executive Board and the Board of Directors), and for the members of the Fiscal Council, Eligibility and Advisory Committee, and Audit Committee, under the Company’s institutional compensation policy, according to CODEC Resolution 001/2023, published in the Official Gazette of the State of São Paulo on February 11, 2023, approving the maximum amount for the overall compensation, considering the current composition of the statutory bodies, which includes the fixed compensation and other benefits contained in the aforementioned resolution, in addition to the corresponding charges, of up to R$10,334,624.58. The individual monthly compensations must comply with the following amounts: R$60,000.00 for the Chief Executive Officer; R$50,000.00 for the Executive Officers; R$11,464.20 for the Board of Directors members; R$19,107.00 for the Chairman of the Board of Directors; R$19,107.00 for the members of the Audit Committee, and R$6,582.00 for the members of the Fiscal Council. The matter was approved under these terms.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

V. To approve, by a majority vote of the shareholders present, with 99.92% votes cast in favor, represented by 540,787,926 shares; 0.02% votes cast against, represented by 94,102 shares; and 0.06% abstentions, represented by 348,031 shares, the amendment to the Company’s Bylaws to include the following changes: (a) amend article 15 to (a.1) provide for the composition of the Executive Board of seven members; and (a.2) include paragraph 2, attributing to the Board of Directors the power to define the duties and functions of each Executive Officer through the Executive Board’s Internal Charter; (b) amend the single paragraph of article 16, article 17, and item I of article 21 to adjust the wording, indicating that the Executive Officer responsible for the financial area is also the investor relations officer; and (c) amend article 20, excluding paragraphs three to six, maintaining the powers of the CEO, under the current paragraph two, the regulations on the duties and functions of the other Executive Officers, which will be defined by the Board of Directors through the Executive Board’s Internal Charter.

The wording of the Bylaws with the amendments shall now be:

ARTICLE 15 – The Executive Board shall be composed of 7 (seven) members, being the Chief Executive Officer, the People and Corporate Management Officer, the Chief Financial Officer and Investor Relations Officer, the Engineering and Innovation Officer, the Regulation and New Business Officer, the Operation and Maintenance Officer, and the Customer Office, all of whom with a unified term of office of 2 (two) years, with the possibility of 3 (three) consecutive re-elections.

Paragraph one – The commitment to specific goals and results is a condition for investiture in the Executive Board.

Paragraph two – Through the Internal Charter of the Executive Board, the Board of Directors shall define the attributions and functions of each Executive Officer, as applicable.

ARTICLE 16 – In the absences or temporary impediments of any Executive Officer, the Chief Executive Officer shall appoint another Executive Board member to assume the functions.

Sole paragraph In his/her absences and temporary impediments, the Chief Executive Officer shall be replaced by the Executive Officer appointed by him/her and, if no indication is made, by the Executive Officer responsible for the financial and investor relations area.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ARTICLE 17 – In case of vacancy and until a successor is elected, the Chief Executive Officer shall be replaced by the Executive Officer responsible for the financial and investor relations area.

ARTICLE 20 – The Internal Charter of the Executive Board may detail the individual attributions of each Executive Officer, and subject the practice of certain acts included in the areas of specific competence to previous authorization by the Executive Board.

Paragraph one – The audit area and the compliance and corporate risks area will be administratively linked to the Chief Executive Officer.

Paragraph two — The Chief Executive Officer is responsible for:

I. representing the Company, actively and passively, in court or out of court, and may appoint for this purpose an attorney-in-fact with special powers, including powers to receive initial summons and notices, subject to the provisions of Article 19 of these Bylaws;

II. institutionally representing the Company in its relations with governmental authorities, private entities, and third parties in general;

III. calling and presiding over the Executive Board Meetings;

IV. coordinating the Executive Board’s activities;

V. issuing acts and resolutions that corroborate the Executive Board’s resolutions or resolutions arising therefrom;

VI. coordinating the ordinary management of the Company, including the implementation of the guidelines and compliance with resolutions taken by the General Meeting, Board of Directors, and Executive Board;

VII. coordinating the activities of the other Executive Officers;

VIII. promoting the organizational and functional structure of the Company;

IX. issuing normative instructions that regulate the activities among the several areas of the Company;

X. coordinating, evaluating, and controlling the functions related to:

a) the CEO’s Office;

b) integrated planning, management, and business organization;

c) communication;

e) ombudsman; and

f) quality.

ARTICLE 21 – The Company undertakes before third parties:

I. for the signature of two Executive Officers, one necessarily the Chief Executive Officer or the Executive Officer responsible for the financial and investor relations area; [...]

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

VI. To approve, by a majority vote of the attending shareholders, with 99.95% of votes cast in favor, represented by 540,949,090 shares; 0.02% of votes cast against, represented by 90,570 shares; and 0.04% in abstentions, represented by 190,400 shares, the consolidation of the Company’s Bylaws, with the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp being worded according to ATTACHMENT I, which is an integral part of these minutes.

Finally, the controlling shareholder registered that, until a statement in contrary, all Company publications be made in the Official Gazette of the State of São Paulo, without prejudice to compliance with article 289 of Federal Law 6,404/1976. Accordingly, the Company records that different than what has been informed in the Notice to Shareholders released on March 24, 2022, all Company publications made under article 289 of Law 6,404/76 will also be made in the Official Gazette of the State of São Paulo.

DISSENTING VOTES, VOTES CAST, AND ABSTENTIONS: The Presiding Board recorded the dissenting votes, votes cast, and abstentions, which will be filed at the Company.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further matters to address, the Chair adjourned the Annual and Extraordinary Shareholders’ Meetings and these minutes were drawn up, read, approved, and signed by the Chair and Secretaries. The Chair and the Secretaries of the Presiding Board, according to paragraphs 1 and 2 of article 47 of CVM Resolution 81, recorded the shareholders who participated in the Meetings through remote voting forms and through the digital platform made available by the Company, as listed in ATTACHMENT II.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company’s Shareholders’ Meetings.

São Paulo, April 28, 2023.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Presiding:

MARIO ENGLER PINTO JUNIOR Chair
MARIALVE DE SOUSA MARTINS Secretary
VICTOR GUITA CAMPINHO Secretary

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ATTACHMENT I

Consolidated Bylaws

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND TERM

ARTICLE 1 - The joint stock company called Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a constituent part of the indirect management of the State of São Paulo, being ruled by these Bylaws, by Federal Laws 6,404, of December 15, 1976, and 13,303, of June 30, 2016, and other applicable legal provisions.

Paragraph 1 – With the company’s listing on the Novo Mercado special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholder, managers and members of the fiscal committee are subject to the provisions of the Novo Mercado Listing Rules of B3 (“Novo Mercado Rules”).

Paragraph 2 - The Company shall exist for an indefinite term.

Paragraph 3 - The Company’s headquarters are located at Rua Costa Carvalho, 300, in the capital of the state of São Paulo.

Paragraph 4 – Whenever necessary to achieve the corporate purpose and in view of its operation area, the Company may open, institute, maintain, transfer or close down branches, facilities, agencies, offices, main branches, representation or yet designate representatives, in respect to the legal provisions and regulations.

ARTICLE 2 – The Company’s main corporate purpose is to render basic sanitation services in view of its universal service in the state of São Paulo, without losing long-term financial sustainability, comprising the following activities: water supply, sanitary sewage, drainage and handling of urban rain water, urban cleaning and handling of solid waste, in addition to other related activities, including the planning, operation and maintenance of production systems, storage, preservation and trading of energy, to itself or third parties and trading of services, products, benefits and rights that, direct or indirectly, result from its assets, projects and activities, and it may also operate as a subsidiary anywhere in the country or abroad providing the services mentioned above.

Sole Paragraph – In order to carry out the corporate purpose, the Company may constitute wholly-owned subsidiaries, have a stake in investment funds and enter into a joint venture with, by any mean, other public or private corporations, including upon the acquisition of consortium or subscription of a minority or majority installment of the capital stock.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 3 –The capital stock is fifteen billion reais (R$15,000,000,000.00), fully subscribed and subscribed and paid-up, divided in six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine (683,509,869) exclusively one-class common shares, all registered, book-entry and with no par value.

Paragraph 1 – The issuance of founder’s shares and preferred shares is forbidden.

Paragraph 2 – The Company may directly charge the shareholder the cost for the share transferring service, in view of the maximum limits established by the legislation in force, as well as authorize the very collection per trustee in charge of the maintenance of book-entry shares.

ARTICLE 4 – Each common share is entitled to one vote at the Shareholders’ General Meeting’s resolutions.

CHAPTER III

SHAREHOLDERS’ GENERAL MEETING

ARTICLE 5 – The Shareholders’ General Meeting shall be called, instated and shall resolve, pursuant to the law, on all matters of the Company’s interest.

Paragraph 1 – The Shareholders’ General Meeting shall also be called by the Chairman of the Board of Directors or by the majority of acting board members.

Paragraph 2 – The Shareholders’ General Meeting shall be chaired by the Chairman of the Board of Directors or, in case of absence, by any other attending member; the Chairman of the Board of Directors is responsible for appointing the member who shall replace him at presiding the Shareholders’ General Meeting.

Paragraph 3 – The chairman of the general meeting will choose, among the attendees, one or more secretaries, being allowed the use of own advisement in the company.

Paragraph 4 – The minutes of the general meeting shall be drawn up in the summary format, as provided for in article 130, paragraph 1, of the Federal Law 6,404/76.

Paragraph 5 – All documents to be analyzed or discussed at the general meeting must be available to the shareholders at the Company’s headquarters and at B3, at least one (1) month before the meeting.

Paragraph 6 – The proof of the conditions of shareholder may occur at any moment until the start of the Shareholders’ General Meeting, by means of the presentation of the identity document, the receipt issued by the depositary financial institution of the book-entry shares informing the respective number and, in the event of constitution of an attorney-in-fact, of the competent power of attorney with the notarized signature and granted for less than one year.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER IV

MANAGEMENT OF THE COMPANY

ARTICLE 6 – The Company may be managed by the Board of Directors and by the executive board.

CHAPTER V

BOARD OF DIRECTORS

ARTICLE 7 – The board of directors is the joint resolution committee responsible for the superior guidance of the company.

Members, investiture and term of office

ARTICLE 8 – The Board of Directors shall be composed of a minimum of seven (7) and maximum of eleven (11) members, elected and removed from office by the General Meeting, all with a two (2)-year unified term of office as from the election date, allowing, at most, three (3) consecutive reappointments.

Paragraph 1 - Upon reaching the limit of reelections referred to in the head of this article, the member’s return to the Board of Directors may only occur after a period of two (2) years.

Paragraph 2 – The Company’s CEO shall integrate the Board of Directors, while holding such position.

Paragraph 3 – It will be incumbent upon the Shareholders’ General Meeting electing the Board of Directors to establish the total number of positions to be filled, within the maximum limit provided for in these Bylaws, and to appoint its Chairman, who cannot be the Company’s CEO that is also elected a board member.

Paragraph 4 – The controlling shareholder will be entitled to elect the majority of its members, pursuant to item “a” of Article 116, of Federal Law 6,404/1976.

Paragraph 5 – The minimum availability required from the Chairman of the Board of Directors shall correspond to thirty (30) hours per month.

Representative of the employees

ARTICLE 9 – The participation of one (1) representative of the employees in the Company’s Board of Directors, with the same term of office as the other members, is ensured.

Paragraph 1 – The representative member of the employees shall be chosen by the employees’ votes in a direct election, with prohibited automatic reappointment, with the administrative cooperation of the Company whenever requested.

Paragraph 2 – The Internal Regulation of the Board of Directors, when providing for the exercise as the employees’ representative, must strictly comply with the requirements and prohibitions of Article 17, of Federal Law 13,303/2016.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Representative of the Minority Shareholders

ARTICLE 10 – The participation of a representative of the minority shareholders in the Company’s Board of Directors, with the same term of office as the other members, is ensured, pursuant to Article 239 of Federal Law 6,404/1976, and of Article 19, of Federal Law 13,303/2016.

Independent Members

ARTICLE 11 – The Board of Directors will have the participation of at least two (2) or twenty-five (25%) percent of independent members, pursuant to the provisions of Article 22 of Federal Law 13,303/2016 and as established in the Novo Mercado Rules, and the characterization of the nominees for membership for the Board of Directors as an independent member shall be established by the Shareholders’s General Meeting that elects them.

Paragraph 1 – The member elected by the minority shareholders through separate vote, will also be considered independent, pursuant to Article 141, Paragraphs 4 and 5 and Article 239 of Federal Law 6,404/1976, and Article 22, Paragraph 4, of Federal Law 13,303/2016.

Paragraph 2 – In case the application of the minimum percentage referred in the caput results in a fraction number of board members, such number shall be rounded to the immediately higher number.

Vacancy and replacements

ARTICLE 12 – In the event of vacancy in any position of the member of the Board of Directors before the end of the term of office, the Board of Directors itself may resolve on the choice of the substitute to complete the term of office of the replaced person and the resolution will be subject to the subsequent approval by the next Shareholders’ General Meeting.

Sole Paragraph – In the event of vacancy in the position of the Board member representative of the employees, the member shall be replaced by another representative of the employees, pursuant to Paragraphs 1 and 2 of Article 9 of these Bylaws.

Operation

ARTICLE 13 – The Board of Directors will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever necessary to the Company’s interests.

Paragraph 1 – The Board of Directors’ meetings shall be called by its Chairman, or by the majority of acting Board members, upon writing or electronic correspondence to all Board members and also to the State, by means of the CODEC, in, at least, ten (10) days in advance and the call notice must include the date, time and matters of the agenda.

Paragraph 2 – The Chairman of the Board of Directors shall supervise so that the Board members individually receive, with the due antecedence in relation to the date of the meeting, the documentation with the necessary information to allow the discussion and resolution of the agenda.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 3 – The Board of Directors’ meetings shall be instated upon the attendance of the majority of its acting Members, being the Chairman incumbent of presiding the activities or, in his absence, another Board member appointed by him.

Paragraph 4 – The Chairman of the Board of Directors, at his own initiative or at the request of any Board member, may convene the Company’s executive officers to attend the meetings and provide clarifications or information on the matters to be resolved on. The requests must be addressed to the Company's CEO, and the call notice must include the date, time and matters of the agenda.

Paragraph 5 – The matters submitted to the appraisal of the Board of Directors shall be instructed with the approved proposal of the executive board or of the competent bodies of the Company, and with the legal opinion, whenever necessary for the examination of the matter.

Paragraph 6 – The annual or extraordinary meeting shall be held in person and may, if so resolved by the Chairman of the Board of Directors or by the majority of the acting Board members, be held by means of teleconference, videoconference or other qualified means of will manifestation of the absent Board member, whose vote will be considered valid for all effects, without adverse effects to the subsequent drawing up and execution of the respective minutes.

Paragraph 7 – The Board of Directors shall resolve by majority of votes of the attending members of the meeting, prevailing, in case of tie, the proposal that counts on the vote of the Board member presiding the activities.

Paragraph 8 – The meetings of the board of directors will have as secretary whoever their chairman appoints and all resolutions will be recorded in minutes drawn up and registered in the proper book, and a copy of them must immediately be included in the SIEDESC.

Paragraph 9 – The extract of the minutes shall be filed in the trade board and published, whenever it has resolutions destined to produce effects before third parties.

Duties

ARTICLE 14 – In addition to the duties set forth by law, the Board of Directors is also responsible for:

I.	to approve the strategic planning, including the updated long-term strategy with analysis of risks and opportunities for at least the next five (5) years, the action guidelines, the result targets and the performance evaluation indexes;

II.	to approve the business plan for the next fiscal year, the annual and multi-year programs, with indication of the respective projects;

III.	to approve the budgets of expenditures and investments of the Company, with indication of the sources and uses of funds;

IV.	to express its opinion on the management’ report and on the accounts of the executive board, pursuant to Article 142, item V, of Federal Law 6,404/1976;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

V.	to promote annually the analysis of the fulfillment of targets and results in the execution of the business plan of item II and the long-term strategy of item I of this Article, and shall publish its conclusions and inform them to the Legislative Assembly and the Audit Court of the State, excluding strategic information from this obligation, whose disclosure may prove to be detrimental to the interest of the Company;
VI.	to prepare the policy of distribution of dividends, considering the public interest that justified the creation of the Company, submitting it to the Shareholders’ General Meeting;
VII.	to assess and approve the following institutional policies:

a) disclosure of material information;

b) trading with securities;

c) appointment of members of the Board of Directors, advisory committees, executive office and of the fiscal committee;

d) internal audit;

e) compliance;

f) corporate risk management;

g) compensation; and

h) establish spokesperson policy;

VIII.	to annually approve and review the preparation and disclosure of the policy on transactions with related parties;
IX.	to resolve on the personnel policy, including the determination of the staff, plan of positions and salaries, general collective negotiation conditions, opening of a competitive civil-service examination to fill positions vacant and Profit Sharing Program;
X.	to resolve on the policy of prices and tariffs of goods and services rendered by the Company, respecting the regulatory framework of the respective sector;
XI.	to evaluate the Company's Officers, pursuant to item III, of Article 13, of Federal Law 13,303/2016, and may rely on methodological and procedural support from the Eligibility and Advisory Committee;
XII.	to supervise the execution of the plans, programs, projects and budgets;
XIII.	to inspect the compliance with the specific targets and results to be achieved, undertaken by the members of the executive board upon their investiture;
XIV.	to establish the drafting of the annual governance letter and endorse it;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

XV.	to define goals and priorities of public policies compatible with the company’s operation area and its corporate purpose;
XVI.	to authorize, the opening, installation and extinguishment of branches, facilities, agencies, main branches, offices and representations;
XVII.	resolve on the capital stock increase within the limit authorized by these Bylaws, establishing the respective subscription and payment conditions;
XVIII.	to establish the maximum indebtedness limit of the company;
XIX.	resolve on the issuance of common debentures non-convertible into shares and without real security and, the other types of debentures, on the conditions mentioned in Paragraph 1, Article 59 of Federal Law 6,404/1976, as well as resolve on the issuance of a promissory notes for public distribution offerings;
XX.	to resolve on the declaration of interest on own capital and/or distribution of dividends due to the result for the current year, for the year ended or profit reserve, without adverse effects to the subsequent ratification of the general meeting;
XXI.	to propose to the Shareholders’ General Meeting the payment of interest on equity or the distribution of dividends due to the result of the fiscal year concluded;
XXII.	to previously authorize the execution of any legal businesses when the amount involved exceeds one hundred and fifty million reais (R$150,000,000.00), including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities. This amount will be adjusted at the beginning of each year by the IPCA (Amplified Consumer Price Index) variation, as measured by IBGE (Brazilian Institute of Geography and Statistics) during the previous year, and shall be set in the minutes of the first Board of Directors Meeting of the respective year, after the release of the index, allowing the rounding;
XXIII.	to authorize the incorporation of a wholly-owned subsidiary or the interest in the capital of other companies, except the competence of the Shareholders’ General Meeting provided for in article 256 of Law 6,404/1976, as well as establish the overall guidance to be followed by this subsidiary/company;
XXIV.	to approve the hiring of civil liability insurance in favor of the members of the statutory bodies, employees, agents and mandatories of the Company;
XXV.	to grant licenses to officers, in compliance with the pertinent regulation;
XXVI.	to approve its Internal Regulations, which clearly defines its responsibilities and duties and prevents situations of conflict with the executive board, notably with the CEO, in addition to approving the internal regulation of the executive board and of the audit committee; and any other statutory committee, pursuant to article 160 of Federal Law 6,404/1976;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

XXVII.	authorize the company to buy back its own shares, under the current legislation and previously hearing the fiscal committee
XXVIII.	to previously express itself about any proposal of the executive board or issues to be submitted to the Shareholders’ General Meeting;
XXIX.	to call the examination of any issues comprised in the competence of the executive board and issue a binding guidance on it;
XXX.	to discuss, approve, and monitor decisions involving practices of corporate governance, stakeholder relationships, people management policies, integrity program, Code of Conduct and Integrity of agents;
XXXI.	to appoint a statutory Officer who will lead the area of compliance and risk management, bound to the CEO;
XXXII.	to maintain direct contact with the Compliance Area in situations where the members of the Board of Directors are suspected of being involved in irregularities or when the CEO does not meet the obligation to adopt the necessary measures in relation to the situation reported to him, to take the appropriate measures;
XXXIII.	to approve the Code of Conduct and Integrity, to be prepared and disclosed by the Company, in compliance with the guidelines established by CODEC;
XXXIV.	to supervise the institution of a prior consultation mechanism to resolve doubts on the application of the Code of Conduct and Integrity, which will be available on the website, providing the ethical standards expected from the management, members of the fiscal committee, members of the statutory committees, employees, agents and third-parties hired;
XXXV.	to implement and supervise the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of the accounting and financial information and those related to corruption and fraud;
XXXVI.	to develop and inform a substantiated opinion on any public offer for the acquisition of shares which has the Company's shares within fifteen (15) days as of the publication of the call notice for the respective public offer, on which shall notify, at least:

i. the convenience and the appropriateness of the public offer as to the interest of group of its shareholders, including with regard to the price and potential impacts to the liquidity of their securities;

ii. the strategic plans revealed by offeror in relation to the company;

iii. with respect to alternatives of the public offerings acceptance available in the market. The Opinion must include the substantiated opinion favorable or contrary to the acceptance of the public offer and warn that the responsibility lies on each shareholder for the final decision on the referred acceptance.

XXXVII.	to promote the annual disclosure of the integrated or sustainability report;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

XXXVIII.	to disclose and encourage the use of the institutional whistleblower channel;
XXXIX.	to approve the proposal to increase the expenditure limit for advertising and sponsorship prepared by the joint executive board, pursuant to the provisions of Article 93, Paragraph 2, of Federal Law 13,303/2016; and
XL.	to elect and remove members of the executive board and of the audit committee.

CHAPTER VI

EXECUTIVE BOARD

Members and Term

ARTICLE 15 – The executive board shall be composed of seven (7) members, with CEO, People and Corporate Management Officer, Chief Financial Officer and Investor Relations Officer, Engineering and Innovation Officer, Regulation and New Business Officer, Operation and Maintenance Officer and Customer Officer, with their respective duties set forth herein, all with a two (2) year unified term of office and with three (3) consecutive reelections allowed.

Paragraph 1 – The officers must undertake to commit with their specific targets and results to be invested in their positions in the executive board.

Paragraph 2 – By means of the Executive Board's Internal Charter, the Board of Directors shall define the duties and functions of each Officer, as the case may be.

Vacancy and replacements

ARTICLE 16 – In the absences or temporary impediments of any Officer, the CEO shall appoint another member of the executive board to cumulate the functions.

Sole paragraph – In his absences and temporary impediments, the CEO will be replaced by the Officer appointed by him and, if there is no appointment, by the Officer responsible for the financial and investor relations area.

ARTICLE 17 - In case of vacancy, and until a replacement is elected, the CEO shall be replaced by the Officer responsible for the financial and investor relations area.

Operation

ARTICLE 18 – The executive board will meet, on an ordinary basis, at least twice (2) a month and, on an extraordinary basis, by call of the CEO or of other two Officers.

Paragraph 1 – The meetings of the executive board will be instated with the attendance of at least half of the acting Officers, considering approved the matter with the agreement of the majority of the attendees; in the event of a tie, the proposal with the vote of the CEO will prevail.

Paragraph 2 – The resolutions of the executive board will be recorded in minutes drawn up in the company’s records and signed by all attending Officers.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 3 – The CEO may, in the call for the meeting, allow the participation of the officers by telephone, videoconference, or other means of communication which may ensure the effective participation and the authenticity of their vote; the officer who virtually participates in the meeting will be considered present and his vote will be valid for all legal effects, without adverse effects to the subsequent drawing up and signature of the respective minutes.

Duties

ARTICLE 19 – In addition to the duties set forth by Law, it is incumbent upon the joint executive board:

I.	To prepare and submit to the approval of the Board of Directors:

a)	the proposal for the strategic planning, including the updated long-term strategy with analysis of risks and opportunities for at least the next five (5) years, the action guidelines, the result targets and the performance evaluation indexes;

b)	the proposal for the business plan for the next fiscal year, the annual and multi-year programs, with indication of the respective projects;

c)	the Company’s annual budget for expenditures and investments, with the indication of the sources and uses of funds, as well as their changes;

d)	the evaluation of the performance result of the Company’s activities;

e)	the Company’s quarterly reports jointly with the balance sheets and other financial statements;

f)	annually, the draft of the management report together with the balance sheets and other financial statements and respective notes, with the report of independent auditors and the proposal of allocation of the income for the year;

g)	the interim balance sheets, quarterly;

h)	the Internal Regulation of the executive board;

i)	proposal of capital increase and of amendment to the bylaws, listening to the fiscal council, when the case may be;

j)	the proposal for the personnel policy; and

k)	the proposal to increase the expenditure limit for advertising and sponsorship, pursuant to the provisions of Article 93, Paragraph 2, of Federal Law 13,303/2016.

II.	Approve:

a)	the technical-economic evaluation criteria for investment projects, with the respective responsibility delegation plans for their execution and implementation;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

b)	the chart of accounts;

c)	the Company’s annual insurance plan;

d)	residually, within the statutory limits, everything related to the company’s activities which is not of private competence of the CEO, of the Board of Directors or of the Shareholders’ General Meeting; and

e)	the Code of Conduct and Integrity of the Company;

III.	Authorize, subject to the limits and guidelines established by law, by these Bylaws and by the Board of Directors:

a)	acts of resignation or judicial or extrajudicial transaction, to end litigations or holdovers, establishing limits of amounts for the delegation of the practice of these acts by the CEO or any other Officer; and

b)	the execution of any legal businesses when the amount involved exceeds ten million reais (R$10,000,000.00), without adverse effects to the competence attributed by the Bylaws to the Board of Directors, including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities.

ARTICLE 20 – The Internal Regulation of the executive board may show in detail the individual attributions of each officer, as well as to subject the practice of certain acts comprised in the specific competence areas to the previous authorization of the joint executive board.

Paragraph 1. The area of audit and the area of compliance and corporate risk management will be administratively connected to the CEO.

Paragraph 2. The CEO is responsible for:

I.	representing the Company, as plaintiff or defendant, in or out of court, and may initial summons and notifications, pursuant to Article 19 of these Bylaws;
II.	institutionally representing the Company in its relations with public authorities, private entities and third parties in general;

III.	convening and chairing the meetings of the executive board;
IV.	coordinating the activities of the executive board;

V.	issuing acts and resolutions that are related to or resulting from the executive board’s resolutions;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

VI.	coordinating the Company’s ordinary management, including the implementation of policies and the execution of resolutions taken by the Shareholders’ General Meeting, Board of Directors and joint executive board;
VII.	coordinating the activities of the other Officers;

VIII.	promoting the organizational and functional structuring of the Company;
IX.	issuing the normative instructions that govern the activities of the Company’s different areas;

X.	coordinating, evaluating and controlling functions relating to:
a)	the CEO’s office;

b)	the joint business plan, management and organization;

c)	communication;

d)	ombudsman; and

e)	quality.

Representation of the Company

ARTICLE 21 - The Company undertakes obligations before third parties:

I.	with the signature of two Executive Officers, one necessarily being the CEO or the Officer in charge for the financial and investor relations area;
II.	with the signature of one Officer and one proxy, according to the powers in the respective power-of-attorney;
III.	with the signature of two proxies, according to the powers in the respective power-of-attorneys;
IV.	with the signature of one proxy, according to the powers in the respective power-of-attorneys, in this case exclusively to carry out specific acts.

Sole paragraph – The powers of attorney may be granted through a public or private instrument, including by electronic means, with a determined term, and will specify the powers granted; only the powers of attorney for the forum in general shall have an undetermined term.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER VII

FISCAL COMMITTEE

ARTICLE 22 – The Company shall have a permanent fiscal committee, with the competences and duties provided for by the law.

ARTICLE 23 – The fiscal committee shall be composed of at least three (3) and at most five (5) sitting members, and the same number of deputies, annually elected by the Shareholders’ General Meeting and with two (2) consecutive reelections allowed.

Sole Paragraph – In the event of vacancy or impediment of the sitting member, the deputy will assume.

ARTICLE 24 – The fiscal committee will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever called by any of its member or by the executive board, drawing up the minutes in the Company’s records.

Representative of the Minority Shareholders

ARTICLE 25 – The participation of a representative of the minority shareholders in the Company’s Fiscal Council, and the respective deputy, is ensured, pursuant to Article 240 of Federal Law 6,404/1976.

CHAPTER VIII

AUDIT COMMITTEE

ARTICLE 26 - The Company shall have an audit committee, an advisory body bound to the Board of Directors, composed of three (3) members of the Board of Directors, who shall cumulatively comply with the requirements of independence, technical expertise, and availability of time.

Paragraph 1 – All members of the audit committee shall comply with the Independence requirements provided for in the applicable legislation, without prejudice to any allowed exoneration.

Paragraph 2 – The minimum conditions established by law, in particular §1, of Article 25, of Federal Law 13,303/2016, must be observed to become a member of the audit committee.

Paragraph 3 - The members of the audit committee shall have sufficient technical knowledge in accounting and financial matters and at least one (1) member must have a proven experience with the internationally-accepted accounting standards, analysis, preparation and evaluation of financial statements and knowledge of internal controls and policies for disclosing information to the market.

Paragraph 4 – The Audit Committee shall have a coordinator, whose activities will be defined in the internal chart.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 5 - The minimum availability required from each member of the audit committee shall correspond to thirty (30) hours per month.

ARTICLE 27 - The audit committee’s members may be simultaneously designated with their appointment to the board of directors, or by later resolution of the board of directors itself.

Paragraph 1 – The audit committee’s members shall exercise their function for the same period as the respective term of office of the Board of Director’s member, or until otherwise resolved by the Shareholders’ General Meeting or the board of directors itself.

Paragraph 2 – Having exercised a term of office for any period, the members of the audit committee may only rejoin such body, of the same Company, after at least three (3) years of the end of the term of office.

ARTICLE 28 - In addition to the provisions of the law, the audit committee is responsible for:

I.	recommending the choice of the person responsible for the internal audit appointed by the joint executive board, propose their approval and dismissal to the board of directors and supervise the performance of the respective activities;
II.	approving the Company's Code of Conduct and Integrity and periodically evaluating the compliance with its business practices, including the commitment of the Management to disseminate the integrity culture and the valorization of ethical behavior;

III.	monitoring the evaluating procedures of a violation of the Code of Conduct and Integrity, as well as the events registered in the Whistleblower Channel;
IV.	receiving and handling denunciations and complaints from third parties on issues related to accounting, internal accounting controls and audit;

V.	evaluating the guidelines of the hiring process of an independent audit company, as well as other conditions for service provision, recommending the hiring to the board of directors;
VI.	commenting on the hiring and dismissal of the independent auditors;

VII.	expressing prior opinion on the hiring of other services from the independent audit company, or companies related thereto, that are not comprised in audit typical activities;
VIII.	expressing its opinion, at any time, about the performance of the accounting and internal audit departments, proposing to the executive board the measures that it deems appropriate;

IX.	dealing directly with the internal audit department and the independent auditors, following up on the respective work, together with the Chief Financial Office and Investor Relations Office;
X.	analyzing the internal audit’s and the independent auditors’ reports before they are submitted to the board of directors;

XI.	ensuring that the material resources made available to the internal audit are adequate;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

XII.	monitoring, evaluating, and analyzing the preparation of the quarterly, interim and annual financial statements, seeking to ensure their integrity and quality, informing the board of directors when necessary;
XIII.	constantly evaluating the accounting practices, the internal controls and processes adopted by the Company, seeking to identify critical issues, financial risks and potential contingencies, and proposing such improvements as they deem necessary;

XIV.	requesting the hiring of specialized services to support the audit committee’s activities, whose remuneration shall be supported by the Company, within its annual approved budget;
XV.	evaluating the reasonableness of the parameters on which the actuarial calculations are based, as well as the actuarial result of the supplementary pension plans maintained by Sabesp Social Security Foundation– Sabesprev (Fundação Sabesp de Seguridade Social – Sabesprev);

XVI.	Follow the activities of the internal audit, compliance and of the Company’s internal controls;
XVII.	Assess and monitor the Company’s risk exposure;
XVIII.	Evaluate, monitor and recommend to the Management the correction or improvement of the Company’s internal policies, including transactions with related parties; and

XIX.	Have means to receive and deal with information about the unfulfilment of legal and normative provisions applicable to the Company, besides regulations and internal codes, including with provision of specific procedures for the protection of the provider and the confidentiality of the information.

Paragraph 1 – Resolutions of the audit committee shall made by the majority of its members, without prejudice to the right of its members to individually request information and examine Company’s books, documents and papers.

Paragraph 2 – Reports made by the internal audit department shall always be submitted to the executive board and the audit committee’s members.

ARTICLE 29 – The audit committee shall draft its Internal Regulations, and submit them to board of directors’ approval.

Sole Paragraph – The Internal Regulations may expand the powers of the audit committee, and shall also provide for the duties of the coordinator, the holding of periodic meetings, the form of registration of its opinions and resolutions, in addition to other issues deemed appropriate to the good development the work.

ARTICLE 30 - The audit committee shall have operating autonomy and its own annual budget approved by the board of directors, as set forth by Law and by the Novo Mercado Rules.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER IX

ELIGIBILITY AND ADVISORY COMMITTEE

ARTICLE 31 – The Company shall have an Eligibility and Advisory Committee, responsible for supervising the process of appointment and evaluation of Officers and members of the fiscal committee, in compliance with the provisions of Article 10 of Federal Law 13,303/2016.

Paragraph 1 – The Committee shall:

I.	issue a conclusive statement, to assist the shareholders in the appointment of Officers and members of the fiscal committee, regarding the compliance with the requirements and the absence of prohibitions for the respective elections;
II.	verify the compliance of the evaluation process of the members of the Management and of the fiscal committee;

III.	resolve, by majority vote, recorded in the minutes, which shall be drawn up as a summary of the facts, including dissents and protests, and only include the transcript of the resolutions taken;
IV.	express an opinion, within seven (7) days from the date of receipt of the registration forms and supporting documentation of the nominees, submitted by CODEC, otherwise the omission will be notified to the board of directors and competent government bodies; and

V.	provide methodological and procedural support so that the board of directors may evaluate the performance of Officers and other members of statutory committees.

Paragraph 2 – In case of urgency, the Committee shall optionally meet by virtual means, issuing its resolution to enable the necessary procedures in due time.

Paragraph 3 – After the committee expresses an opinion, a copy shall be submitted by the company to CODEC, for the due measures.

Paragraph 4 – The originals of the registration forms and supporting documents examined must be kept on file by the Company.

ARTICLE 32 – The management bodies may also submit to the Committee a request for strategic advice to meet the public interest that justified the creation of the Company, pursuant to Article 160 of Federal Law 6,404/1976.

ARTICLE 33 – The Committee shall be composed of up to three (3) members, elected and dismissed by a Shareholders’ General Meeting, who may attend the meetings of the board of directors, in matters related to the duties of said Committee, with the right to speak but not to vote.

Sole Paragraph – The members of the Committee must have at least three (3) years of professional experience in Public Management, or three (3) years in the private sector, in the Company's area of activity or in a related area.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER X

COMPLIANCE AND RISK MANAGEMENT AREA

ARTICLE 34 – The Company shall have a Compliance and Risk Management Area connected to the CEO and headed by the statutory officer appointed by the board of directors, and this Area may count on the operational support from the internal audit and keep direct communication with the fiscal committee, with the statutory audit committee, and the board of directors, when there is suspicion of involvement with wrongdoing by the executive board members.

ARTICLE 35 – In addition to complying with the applicable provisions of Federal Law 13,303/2016, the area shall be responsible for the following:

I.	to establish policies to encourage the compliance with laws, rules and regulations, as well as to prevent, detect and treat risks of irregular, illicit and unethical conducts by the Company’s members, and to do so, adopt efficient structures and practices of internal controls and management of strategic, equity, operational, financial, socio-environmental and reputational risks, among others;
II.	to promote the importance of compliance, risk management and internal control;

III.	to identify and classify, together with the several areas of the company, the main risks to which the Company is subject, coordinating these activities;
IV.	to prepare, together with the other areas of the company, and to monitor the action plans to mitigate the identified risks;

V.	to adopt, together with the several areas of the company, procedures of internal control to prevent or detect the inherent or potential risks to timing, reliability and accuracy of the Company’s information;
VI.	to prepare the integrity program, submitting to the approval of the joint executive board, audit committee and board of directors, observing the guidelines established in State Decree 62,349, of December 26, 2016;

VII.	to prepare periodic reports on its activities, submitting them to the joint executive board, the board of directors, the fiscal committee and the audit committee.

CHAPTER XI

INTERNAL AUDIT

ARTICLE 36 – The Company shall have an Internal Audit, connected to the board of directors through the audit committee and functionally to the CEO, governed by the applicable laws and regulations.

Sole Paragraph – The area will be responsible for evaluating:

I.	the adequacy of internal controls;
II.	the effectiveness of the risk management and of the governance processes;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

III.	the reliability of the process of collecting, measuring, classifying, accumulating, recording and disclosing events and transactions, to prepare financial statements; and
IV.	the proper application of the principle of segregation of duties, to avoid the occurrence of conflicts of interest and fraud.

ARTICLE 37 – The guidelines of the internal audit’s process and duties shall be defined in the Institutional Policy of Internal Audit, analyzed by the joint executive board and approved by the audit committee and the board of directors.

ARTICLE 38 – The audit committee shall be responsible for recommending the choice, by the board of directors, of the person responsible for the Internal Audit appointed by the joint executive board, propose their dismissal and supervise the execution of the respective activities.

ARTICLE 39 – The audit committee may provide operating support to the Compliance and Risk Management Area in situations where the members of the executive board are suspected of being involved in irregularities or they do not meet the obligation to adopt the necessary measures in relation to the situation reported to them.

CHAPTER XII

COMMON RULES TO STATUTORY BODIES

Investiture, Impediments and Prohibitions

ARTICLE 40 – For the purposes of this chapter, the board of directors, the executive board, the fiscal committee, the audit committee, and the Eligibility and Advisory Committee are considered “statutory bodies”.

ARTICLE 41 – The members of statutory bodies must prove their compliance with the legal requirements, submitting their curriculum and the relevant documents, as set forth in the current regulations.

Sole Paragraph – The requirements of the policy of appointment of the controlling shareholder shall be observed by the members appointed by it.

ARTICLE 42 – The members of the board of directors, of the executive board and of the fiscal committee will be invested in their positions upon the execution of the instrument of investiture drawn up in the respective book of minutes, in compliance with the applicable legal requirements.

Paragraph 1 – The instrument of investiture of the Members of the Board of Directors, executive officers, sitting and alternate members of the fiscal committee, must express its subordination to the arbitration clause of the Novo Mercado’s rules, referred on article 52.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 2 – The instrument of investiture shall be signed in within thirty (30) days following the election, under penalty of its inefficiency, except for a justification accepted by the body for which the member has been elected, and shall contain the indication of at least one domicile to receive notifications and summons of administrative and judicial procedures, related to acts of his management, and the change of the domicile indicated is allowed only by means of a written communication.

Paragraph 3 – The investiture will be subject to the presentation of the declaration of assets and values, as provided for in the state legislation, which shall be annually updated and at the end of the term of office.

ARTICLE 43 – The members of the statutory bodies may convene employees to attend meetings and provide clarification or information on the matters to be resolved on. The requests must be addressed to the Company's CEO and/or the respective Officer, and the call notice must include the date, time and matters of the agenda.

ARTICLE 44 – The change in the composition of statutory bodies will be immediately notified to CODEC.

ARTICLE 45 – Except in the assumption of resignation or dismissal, the term of office of the members of the statutory bodies is considered automatically postponed, until the investiture of the respective alternate members.

Compensation and Licenses

ARTICLE 46 – The compensation of the members of the statutory bodies shall be established by the Shareholders’ General Meeting and there shall not be accumulation of earnings or any advantages due to the replacements occurring by virtue of vacancy, temporary absences or impediments, or due to the accumulation of positions in councils and committees, and the member of the board of directors can choose one of the compensations.

Sole Paragraph – It is allowed to the Officer, who on the date of the investiture belongs to the Company’s staff, to opt for the respective salary.

ARTICLE 47 – The Officers may request to the board of directors removal by unpaid leave, as long as for a term not longer than three (3) months, which shall be recorded in the minutes.

CHAPTER XIII

FISCAL YEAR AND FINANCIAL STATEMENTS PROFITS, RESERVES AND DIVIDEND DISTRIBUTION

ARTICLE 48 – The fiscal year shall match the calendar year, and after the closing of the fiscal year, the executive board shall require the preparation of the financial statements, pursuant to the law.

ARTICLE 49 – Common shares shall be entitled to the minimum mandatory dividends of twenty-five percent (25%) of the fiscal year’s net income, after the deductions established or authorized by law.

Paragraph 1 – Dividends may be paid by the Company as interest on equity.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 2 – The Company may draw interim balance sheets, quarterly, for purposes of payment of dividends or payment of interest on equity.

Paragraph 3 – The approved dividends shall not accrue interest and those that are not claimed within three (3) years as of the date of the Shareholders’ General Meeting that approved them, shall lapse in favor of the Company.

Paragraph 4 – The board of directors may propose to the Shareholders’ General Meeting that the remaining balance of the income for the year, after the deduction of the legal reserve and of the minimum mandatory dividend, is destined to the creation of an investment reserve, which will comply with the following principles:

I.	its balance, jointly with the balance of the other profit reserves, except the reserves for contingencies and of unrealized profits, may not exceed the capital stock; and
II.	the reserve has as purpose to ensure the investment plan and its balance may be used:

a)	in the absorption of losses, whenever necessary;
b)	in the payment of dividends, at any moment;

c)	in the operations of redemption, reimbursement or purchase of shares, authorized by law; and
d)	in the incorporation to the capital stock.

CHAPTER XIV

WINDING UP

ARTICLE 50 – The company shall enter into liquidation in the cases provided for by law, and the Shareholders’ General Meeting shall be responsible, as the case may be, for determining the means of liquidation and appointing the liquidator, fixing his/her remuneration.

CHAPTER XV

DEFENSE MECHANISM

ARTICLE 51 - The company shall ensure the members of its statutory bodies, through an external legal professional to be hired, the technical defense in legal and administrative lawsuits proposed during or after their respective terms of office, for acts related to the performance of their duties.

Paragraph 1 – The same protection is extended to the Company’s employees, representatives and proxies who have acted to the extent of the powers conferred upon them.

Paragraph 2 – Upon authorization of the joint executive board, provided that it does not imply a conflict of interest, the legal counsel of the professional staff of the Company is ensured for the preliminary procedures.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 3 – The Company may, at its criteria, keep a permanent contract or a pre-qualification with one or more preeminent reputed law firms, or have preapproved law firms, with the purpose of being ready to undertake, at any time, the technical defense of the agents encompassed by this article.

Paragraph 4 – If, by any reason, no preapproved or hired law firm has been hired by the company, the agent may hire a legal counsel he trusts and have the legal fees or any other expenses incurrent in his technical defense paid to him in advance or reimbursed by the Company, after presenting evidence that such expenses have been or will be incurred, provided that the amounts involved have been approved by the board of directors as to their reasonableness.

Paragraph 5 – If the Company does not approve, in due time, the professional appointed to take over the defense, the interested party may contract it on its own account, being entitled to reimbursement of the respective legal fees established, within the limits approved by the board of directors as to their reasonableness.

Paragraph 6 – The Company shall ensure the technical defense as well as access in real time to all required documentation for this effect. It shall also bear all legal costs, charges of any nature, and court deposits.

Paragraph 7 - Agents found guilty or held liable, with a final and unappealable decision, shall be obliged to reimburse the Company for the amounts effectively disbursed, except when it is evidenced that they acted in good faith and in pursue of corporate interest.

Paragraph 8 – The Company may contract insurance on behalf of the members of its statutory bodies, as well as of its employees, representatives and proxies, for covering liabilities arising from the performance of their duties.

CHAPTER XVI

ARBITRATION

ARTICLE 52 – The Company, its shareholders, managers and the sitting and alternate members of the fiscal committee undertake to submit to arbitration, before the Market Arbitration Chamber through its regulation, any controversy that may arise between them, related to or caused by its condition as an issuer, shareholder, manager and member of the fiscal committee particularly, the ones the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in the Brazilian Corporation Law, these Bylaws, in the rules issued by the Conselho Monetário Nacional (National Monetary Council), by the Central Bank of Brazil, and by the Comissão de Valores Mobiliários (“CVM”), as well as in the other rules applicable to the operation of the capital market in general, besides those provided for in the Novo Mercado Rules, in other of B3 rules, and in the Novo Mercado Listing Agreement.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER XVII

CHANGE OF CONTROL AND CANCELLATION OF THE PUBLICLY-HELD COMPANY REGISTRATION

ARTICLE 53 – The direct or indirect disposition of the control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares, having as object the shares issued by the company held by the other shareholders, subject to the terms and conditions provided for by the legislation and in the Novo Mercado Rules, so as to ensure them equal treatment as compared to the grantor.

CAPÍTULO XVIII

DELISTING FROM THE NOVO MERCADO

ARTICLE 54 - The Company’s delisting from the Novo Mercado shall be resolved in compliance with the Novo Mercado Rules, allowing the dismissal of the public offer for the acquisition of shares held by other shareholders, observing the procedures provided for in the referred Rules.

CHAPTER XIX

MISCELLANEOUS

ARTICLE 55 – The Company shall have an institutional channel, which may be external to the Company, to receive complaints on corruption, fraud, illegal acts and irregularities that damage the Company’s equity and reputation, including violations of the Code of Conduct and Integrity.

Paragraph 1 – The Company’s managers shall disclose and encourage the use of the institutional whistleblower channel, that will ensure the anonymity of the complainant for undetermined period and the confidentiality of the investigation procedure and verification of responsibilities.

Paragraph 2 – Under the supervision of the Board of Directors, the state company shall establish a mechanism for a previous consultation to solve doubts on the application of the Code of Conduct and Integrity and define approaches to concrete cases.

ARTICLE 56 – Until April 30 of each year, the Company will publish its table of jobs and functions, filled and vacant, related to the previous year, in compliance with the provisions in Paragraph 5, of Article 115, of the Constitution of the State of São Paulo.

ARTICLE 57 – The Company may sponsor private pension plans, under the defined contribution scheme, to employees, being it incumbent upon the board of directors to resolve on the conditions set forth in the respective regulations, as well as on the percentage of contribution of the sponsor, regular and extraordinary, pursuant to the governing laws.

Sole Paragraph – The Company may remain as sponsor of the private pension plan under the defined benefit scheme, which is under extinguishment phase, forbidding the entry of new participants, as well as the increase of respective benefits.

ARTICLE 58 – In view of the provisions in Article 101 of the São Paulo State Constitution, regulated by State Decree 56,677 of January 19, 2011, the engagement of attorney liable for heading the Company's legal services shall be subject to the approval of the person appointed by the State Attorney General, observing objective qualification, expertise and professional experience criteria.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ARTICLE 59 – The Company shall allow the direct dialogue of its attorneys with the State Attorney General or another State Attorney appointed thereby, aiming at ensuring a continued and coordinated performance, observing the limits set forth in Article 101 of the State Constitution, in compliance with the duties and prerogatives inherent to his professional activity.

ARTICLE 60 – The appointment of persons that meet the ineligibility criteria established by the federal legislation is forbidden.

Paragraph 1 – The prohibition in the head of this article is extended to appointments to commissions and designations for positions of trust.

Paragraph 2 – The Company will comply with Article 111-A of the Constitution of the State of São Paulo and the rules in State Decrees 57,970, of April 12, 2012, and 58,076, of May 25, 2012, as well as any future amendments.

ARTICLE 61 – The admission of employees by the Company is subject to the submission of a statement of the assets and amounts that make up their personal wealth, which must be annually updated, as well as at the time of their termination.

Sole Paragraph – The Company shall observe the rules set forth in Article 13, Federal Law 8,429, of June 2, 1992, and its subsequent amendments, and in State Decree 41,865, of June 16, 1997, and its subsequent amendments, as well as any amendments that may be issued.

ARTICLE 62– The Company will comply with Binding Precedent 13 of the Federal Supreme Court and State Decree 54,376, of May 26, 2009, as well as any future amendments that may be issued.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ATTACHMENT II

Attending shareholders list

Pursuant to paragraphs 1 and 2 of article 47 of the Brazilian Securities and Exchange Commission (CVM) Resolution 81/22, of March 29, 2022, in force, are considered present and signatories of the minutes of this Meeting (i) shareholders whose Remote Voting Form has been considered valid and (ii) shareholders who have registered their presence in the electronic system of remote participation made available by the company.

Considering that some shareholders participated, through the Remote Voting Form, exclusively in the Annual Shareholders’ Meeting or the Extraordinary Shareholders’ Meeting, we will present the segregated attendance list below.

Shareholders attending the Annual and Extraordinary Shareholders' Meeting through the electronic participation system:

Treasury Secretary (p.p. Laura Baracat Bediscks e Bruna Tapie Gabrielli)

THE BANK OF NEW YORK ADR DEPARTMENT (p.p. Juliana Mariano Rodrigues)

OTHER SHAREHOLDERS (p.p. Karina Francisca de Andrade):

BEST INVESTMENT CORPORATION
BNP PARIBAS FUNDS EMERGING MULTI-ASSET INCOME
BNP PARIBAS FUNDS GLOBAL CLIMATE SOLUTIONS
BPSS LUX/BNP PARIBAS FUNDS EMERGING CLIMATE SOLUTIONS
DRIEHAUS EMERGING MARKETS EQUITY F(A SUB-F HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON F PLC)
FIDELITY FUNDS SICAV
IT NOW IBOVESPA FUNDO DE ÍNDICE
IT NOW IGCT FUNDO DE INDICE
IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE
ITAU CAIXA ACOES FI
ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA
ITAU GOVERNANCA CORPORATIVA ACOES FI
ITAU HEDGE PLUS MULTIMERCADO FI
ITAU IBOVESPA ATIVO MASTER FIA
ITAU INDEX ACOES IBRX FI
ITAU MOMENTO ESG ACOES FUNDO DE INVESTIMENTO
ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO
ITAU PHOENIX ACOES FI
ITAÚ ASGARD AÇÕES FUNDO DE INVESTIMENTO

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO
ITAÚ AÇÕES DIVIDENDOS FI
ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES
ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI
ITAÚ IBRX ATIVO MASTER FIA
ITAÚ INDEX AÇÕES IBOVESPA FI
ITAÚ INFLATION EQUITY OPPORT AÇÕES
ITAÚ INFLATION EQUITY OPPORTUNITIES MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ INFLATION STRATEGY MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI
ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ MASTER HU MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO
ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO
ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ PHOENIX IQ AÇÕES FUNDO DE INVESTIMENTO
ITAÚ PREVIDÊNCIA IBRX FIA
LONG BIAS MULTIMERCADO FI
QUANTAMENTAL HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO
AMUNDI FUNDS
AMUNDI INDEX SOLUTIONS
LCL ACTIONS EMERGENTS
STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS
CANADA PENSION PLAN INVESTMENT BOARD
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZIL ETF
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN AMERICA ETF
GUARDIAN GLOBAL UTILITIES VIP FUND
ISHARES ESG MSCI EM LEADERS ETF
ISHARES III PUBLIC LIMITED COMPANY
ISHARES MSCI EMERGING MARKETS EX CHINA ETF

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Shareholders attending the Annual Shareholders' Meeting by means of the remote voting form:

CLUBE DE INVESTIMENTO DOS EMPREGADOS DA VALE INVESTVALE
WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
INVESCO GLOBAL LOW VOLATILITY EQUITY YIELD FUND
BLACKROCK INSTITUTIONAL TRUST COMPANY NA
CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN
CIBC EMERGING MARKETS INDEX FUND
DOMINION RESOURCES, INC. MASTER TRUST
EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII
RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.
IBM 401 (K) PLUS PLAN
NN (L)
MANAGED PENSION FUNDS LIMITED
BLACKROCK GLOBAL FUNDS
NORGES BANK
PACIFIC SELECT FUND
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX
RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND
RUSSEL INVESTIMENT FUNDS NON.US. FUND
EURIZON CAPITAL S.A.
SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G
RUSSEL EMERGING MARKETS EQUITY POOL
STANDARD LIFE INVESTMENTS GLOBAL SICAV
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
STICHTING PHILIPS PENSIOENFONDS
TEACHER RETIREMENT SYSTEM OF TEXAS
CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
THE MONETARY AUTHORITY OF SINGAPORE
VANGUARD INVESTMENT SERIES PLC
STATE OF NEW JERSEY COMMON PENSION FUND D
AEGON CUSTODY BV

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ARKANSAS TEACHER RETIREMENT SYSTEM
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND
RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD
IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR
STATE OF ALASKA RETIREMENT AND BENEFITS PLANS
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
SUN AMERICA SERIES TRUST-EMERGING MARKETS POR
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
ALBERTA INVESTMENT MANAGEMENT CORPORATION
USAA INTERNATIONAL FUND
WASHINGTON STATE INVESTMENT BOARD
INVESTORS GROUP CORPORATE CLASS INC
SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
AWARE SUPER PTY LTD
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
NEW ZEALAND SUPERANNUATION FUND
COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION
FORD MOTOR CO DEFINED BENEF MASTER TRUST
INTERNATIONAL MONETARY FUND
MUNICIPAL E ANNUITY A B FUND OF CHICAGO
SALT RIVER PIMA-MARICOPA INDIAN C
SPAENGLER IQAM INVEST GMBH FOR SPAENGLER IQAM EQ EMER MKTS
STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME)
HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME
THE PUBLIC INSTITUITION FOR SOCIAL SECURITY
UTAH STATE RETIREMENT SYSTEMS
SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA
BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS
NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST
RUSSEL INVESTMENTS GLOBAL EQUITY POOL
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
DUKE POWER CO EMPLOYEE RETIREMENT PLAN
ALASKA PERMANENT FUND
CITY OF NEW YORK GROUP TRUST
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
BEWAARSTICHTING NNIP I
THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND
DWS INVESTMENT GMBH
WELLINGTON DIVERSIFIED INFLATION HEDGES FUND
SCHLUMBERGER COMMON INVESTMENT FUND LIMITED
ISHARES PUBLIC LIMITED COMPANY
NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND
ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES
THE HARTFORD BAL FD, A SRS OF THE HARTFORD MUTUAL FDS, INC
VALIC COMPANY I - EMERGING ECONOMIES FUND
THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
KAISER FOUNDATION HOSPITALS
JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND
THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
PARAMETRIC EMERGING MARKETS FUND
ACTIVE M INTERNATIONAL EQUITY FUND
CHEVRON UK PENSION PLAN
COMMONWEALTH BANK GROUP SUPER
ALASKA COMMON TRUST FUND
ISHARES MSCI BRAZIL ETF
ISHARES II PUBLIC LIMITED COMPANY
SUNSUPER SUPERANNUATION FUND
SPDR SP EMERGING MARKETS ETF
BRUNEI INVESTMENT AGENCY
NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

DWS LATIN AMERICA EQUITY FUND
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
VIRGINIA RETIREMENT SYSTEM
COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY
RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND
JOHN HANCOCK FUNDS II EMERGING MARKETS FUND
FUTURE FUND BOARD OF GUARDIANS
IPROFILE INTERNATIONAL EQUITY PRIVATE POOL
THE MASTER TRUST BK OF JPN, LTD. AS TO BNP PBE MOTHER FD
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF
RUSSEL OVERSEAS EQUITY POOL
NORTHERN TRUST INVESTIMENT FUNDS PLC
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
ISHARES MSCI BRIC ETF
PEOPLE S BANK OF CHINA
PUBLIC SECTOR PENSION INVESTMENT BOARD
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND
COLLEGE RETIREMENT EQUITIES FUND
EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD
INVESCO GLOBAL WATER ETF
EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND
SWISSCANTO (LU) EQUITY FUND
EASTSPRING INVESTMENTS
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA
RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD
NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING
HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND
SWISSCANTO (LU)
PRAMERICA SICAV
AMERICAN HEART ASSOCIATION, INC.
RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND
PICTET - EMERGING MARKETS INDEX
PICTET - WATER

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

AVADIS FUND
CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F
WELLINGTON GLOBAL PERSPECTIVES FUND (CANADA)
BELLSOUTH CORPORATION RFA VEBA TRUST
MFS DEVELOPMENT FUNDS, LLC
CENTRAL PROVIDENT FUND BOARD
PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
STICHTING PGGM DEPOSITARY
MISSOURI LOCAL GOVERNMENT EMPLOYEES RETIREMENT SYSTEM
ARIZONA PSPRS TRUST
KAISER PERMANENTE GROUP TRUST
FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD
SCHWAB EMERGING MARKETS EQUITY ETF
LACM EMERGING MARKETS FUND L.P.
ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO
ISHARES MSCI EMERGING MARKETS ETF
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.
FIRST TRUST BICK INDEX FUND
CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND
QSUPER
BMO MSCI EMERGING MARKETS INDEX ETF
WELLINGTON TRUST COMPANY N.A.
NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L
THE HARTFORD GLOBAL REAL ASSET FUND
THE HARTFORD INTERNATIONAL VALUE FUND
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F
LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
WELLS FARGO (LUX) WORLDWIDE FUND
SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST
DELA DEPOSITARY ASSET MANAGEMENT B.V.
QIC INTERNATIONAL EQUITIES FUND

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

FIRST TRUST BRAZIL ALPHADEX FUND
FIRST TRUST LATIN AMERICA ALPHADEX FUND
SSGA SPDR ETFS EUROPE I PLC
STICHTING PENSIOENFONDS ING
EUROPEAN CENTRAL BANK
VERIZON MASTER SAVINGS TRUST
INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS
JOHN HANCOCK HEDGED EQUITY INCOME FUND
VANGUARD EMERGING MARKETS SELECT STOCK FUND
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I
TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
ISHARES MSCI ACWI EX U.S. ETF
ISHARES MSCI ACWI ETF
FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND
NGS SUPER
NORDEA 1 SICAV NORDEA 1 STABLE EMERGING MARKETS EQUITY FUND
NORDEA STABIL
FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
NORDEA 1 SICAV - NORDEA 1 STABLE RETURN FUND
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VOYA EMERGING MARKETS INDEX PORTFOLIO
VANGUARD FUNDS PUBLIC LIMITED COMPANY
OLD WESTBURY LARGE CAP STRATEGIES FUND
KBC EQUITY FUND
KBC ECO FUND
INVESCO SP EMERGING MARKETS MOMENTUM ETF
PLATO INSTITUTIONAL INDEX FUND
MERCER QIF FUND PLC
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
ASCENSION ALPHA FUND, LLC
COMMONWEALTH SUPERANNUATION CORPORATION
NFS LIMITED
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
DEUTSCHE INVEST I BRAZILIAN EQUITIES

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

DWS INVEST LATIN AMERICAN EQUITIES
ISHARES CORE MSCI EMERGING MARKETS ETF
ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
BLACKROCK GLOBAL INDEX FUNDS
STUDIO MASTER III FIA
ANDRA AP-FONDEN
EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM I I I
GENERAL PENSION AND SOCIAL SECURITY AUTHORITY
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR
QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP
SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF
THREE MILE ISLAND UNIT ONE QUALIFIED FUND
RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T
STATE STREET IRELAND UNIT TRUST
FLEXSHARES STOXX GLOBAL BOND INFRASTRUCTURE INDEX FUND
SPDR SP EMERGING MARKETS FUND
DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF
DESJARDINS GLOBAL BALANCED GROWTH FUND
XTRACKERS (IE) PUBLIC LIMITED COMPANY
NORDEA 1 - ALPHA 10 MA FUND
NORDEA 1- ALPHA 15 MA FUND
XTRACKERS
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
NN PARAPLUFONDS 1 N.V
NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L
NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
EURIZON CAPITAL SGR S.P.A
SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF
WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND
SANTANDER SICAV
NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF
BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)
SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
WM POOL - EQUITIES TRUST NO 74
GENERAL ORGANISATION FOR SOCIAL INSURANCE
LEGAL GENERAL GLOBAL EQUITY INDEX FUND
MOBIUS LIFE LIMITED
ITAU FUNDS - LATIN AMERICA EQUITY FUND
INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST
SHELL FOUNDATION
GODFOND SVERIGE VARLDEN
ISHARES MSCI ACWI LOW CARBON TARGET ETF
STUDIO ICATU 49 PREVIDENCIARIO FIM
RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F
WILMINGTON MULTI-MANAGER ALTERNATIVES FUND
POOL REINSURANCE COMPANY LIMITED
LEGAL GENERAL U. ETF P. LIMITED COMPANY
LEGAL GENERAL COLLECTIVE INVESTMENT TRUST
ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF
NORDEA 1 SICAV - GBP DIVERSIFIED RETURN FUND
RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL
COMMONWEALTH GLOBAL SHARE FUND 30
STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
AVADIS FUND - AKTIEN EMERGING MARKETS INDEX
LACM EMII, L.P.
DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF
THE BOARD OF THE PENSION PROTECTION FUND
GUIDEMARK EMERGING MARKETS FUND
WM POOL - EQUITIES TRUST NO. 75
FUNDAMENTAL LOW V I E M EQUITY
NORTHERN TRUST UCITS FGR FUND
WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND
STATE STREET ICAV

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P
SPP EMERGING MARKETS PLUS
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
ISHARES IV PUBLIC LIMITED COMPANY
NORDEA 2 SICAV
DESJARDINS GLOBAL BALANCED STRATEGIC INCOME FUND
TELUS PENSIONS MASTER TRUST
DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN
THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD
CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND
VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER
VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER
LEGAL & GENERAL ICAV
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
MINISTRY OF ECONOMY AND FINANCE
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
DRIEHAUS EMERGING MARKETS OPPORTUNITIES FUND
NATIONWIDE INTERNATIONAL SMALL CAP FUND
CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND
PARKER FOUNDATION, INC.
PICTET - GLOBAL MEGATREND SELECTION
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND
WELLINGTON COMPOUND GROWTH, L.P.
PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD
CUST. B. O. J. LTD. A. T. F. R. B. L. A. T. F. J. G. D. M. F
FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA
HIGHLAND PUBLIC INFLATION HEDGES FUND
FIDELITY FIRST GLOBAL FUND
WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
EMERGING MARKETS EQUITY SELECT ETF
SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND
EMERGING MARKETS EQUITY INDEX MASTER FUND
EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

EMERGING MARKETS INDEX NON-LENDABLE FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND B
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC
INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
FRANKLIN LIBERTYSHARES ICAV
AQR INNOVATION FUND, L.P.
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000
THE INCUBATION FUND, LTD.
FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF
MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND
COLONIAL FIRST STATE INVESTMENT FUND 50
NORDEA 1 - ALPHA 7 MA FUND
PARAMETRIC TMEMC FUND, LP
JOHN HANCOCK DIVERSIFIED REAL ASSETS FUND
LAZARD REAL ASSETS AND PRICING OPPORTUNITIES PORTF
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
UTILICO EMERGING MARKETS TRUST PLC
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL
MSCI EQUITY INDEX FUND B - BRAZIL
SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY
MSCI ACWI EX-U.S. IMI INDEX FUND B2
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND
VANGUARD ESG INTERNATIONAL
WEST YORKSHIRE PENSION FUND
TORK MASTER FIA
ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
TORK LONG ONLY INSTITUCIONAL MASTER FIA
XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF
GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA
WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ROBECO CAPITAL GROWTH FUNDS
LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND
XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
SYMMETRY PANORAMIC GLOBAL EQUITY FUND
NORDEA 2 - VAG OPTIMISED STABLE RETURN FUND
DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C
DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E
BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND
PHILADELPHIA GAS WORKS PENSION PLAN
IG JPMORGAN EMERGING MARKETS FUND
NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS
CHUBB CORPORATION MASTER RETIREMENT TRUST
AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX
MERCER UCITS COMMON CONTRACTUAL FUND
PLURIBUS LABS GLOBAL CORE EQUITY MASTER FUND LP
ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM
THE SAUDI SECOND INVESTMENT COMPANY
VANGUARD ACTIVE EMERGING MARKET EQUITY FUND
DFC EMERGING MARKETS EQUITY FUND
JSS INVESTMENTFONDS-JSS SUSTAINABLE EQUITY -S.E.MARKETS
RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF
TORK PREV FUNDO DE INVESTIMENTO EM ACOES FIFE
MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND
NORDEA DEDIC. INVEST. F., SICAV-FIS-MA LIQUID ALTER. I FUND
TRANSAMERICA EMERGING MARKETS OPPORTUNITIES
FIDELITY INVESTMENT FUNDS-FIDELITY SUST. WATER WASTE FUND
ASSET MANAGEMENT EXCHANGE UCITS CCF
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
TORK LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

BLK MAGI FUND
KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND
WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV
LEGAL GENERAL CCF
NORDEA DEDICATED INV FD, SICAV-FIS-MA LIQ ALTERNATIVE II FD
VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER
STICHTING PENSIOENFONDS PGB
ISHARES ESG ADVANCED MSCI EM ETF
ARERO - DER WELTFONDS -NACHHALTIG
INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
MAINSTAY MACKAY INTERNATIONAL OPPORTUNITIES FUND
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
NATIONAL EMPLOYMENT SAVINGS TRUST
BMO INVESTMENT FUNDS (UK) ICVC III - BMO UNIVERSAL
DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF
LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND
ABERDEEN STANDARD OEIC V - ASI MULTI-ASSET CLIMATE
IMCO EMERGING MARKETS PUBLIC EQUITY LP
JPMORGAN EMERGING MARKETS EQUITY CORE ETF
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT
VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
QIC LISTED EQUITIES FUND
JNL EMERGING MARKETS INDEX FUND
GLOBAL X CLEAN WATER ETF
INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN
NEW AIRWAYS PENSION SCHEME
LGIASUPER TRUSTEE
COLONIAL FIRST STATE INVESTMENT FUND 96
MACQUARIE MULTI-FACTOR FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
EURIZON EMERGING LEADERS ESG 50 - LUGLIO 2026
RIZE UCITS ICAV
CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING
INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN
EURIZON EMERGING LEADERS ESG 50 - SETTEMBRE 2026
APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND
STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN
COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR
INVESCO MSCI EMERGING MARKETS ESG CLIMATE PARIS AL
EURIZON EMERGING LEADERS ESG 50 - NOVEMBRE 2026
TRINITY COLLEGE CAMBRIDGE
GLOBAL X CLEAN WATER UCITS ETF
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS
STUDIO MASTER V FIM
EURIZON EMERGING LEADERS ESG 50 - GENNAIO 2027
INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL
INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL
BANK SINOPAC CO., LTD., IN ITS CAPACITY AS MASTER
COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA
TRIODOS SICAV I - TRIODOS FUTURE GENERATIONS FUND
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832
THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849
THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
EMERGING MARKETS EQUITY FOCUS PORTFOLIO
ISHARES MSCI WATER MANAGEMENT MULTISECTOR ETF
VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF
STRIVE EMERGING MARKETS EX-CHINA ETF
MBB PUBLIC MARKETS I LLC
TORK MASTER FUNDO DE INVESTIMENTO EM ACOES III
SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF
TEXAS PERMANENT SCHOOL FUND CORPORATION
ISHARES ENVIRONMENTAL INFRASTRUCTURE AND INDUSTRIA

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

VOYA VACS INDEX SERIES EM PORTFOLIO
STUDIO MASTER VI FUNDO DE INVESTIMENTO EM ACOES
FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL
ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT
AVIVA INVESTORS
AVIVA LIFE PENSIONS UK LIMITED
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
CIFM GLOBAL EMERGING MARKETS FUND
COMMINGLED P T F (EM M E) OF JP M CHASE BANK
H.E.S.T. AUSTRALIA LIMITED
INVESTERINGSFORENINGEN NORDEA INVEST STABIL BALANCERET KL
INVESTERINGSFORENINGEN SYD INVEST
JPMORGAN SAR GLOBAL EMERGING MARKETS FUND
JPMORGAN FUNDS
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND
SAS TRUSTEE CORPORATION POOLED FUND
SBC MASTER PENSION TRUST
SHELL TR (BERM) LTD AS TR O SHELL OV CON P F
SPP AKTIEINDEXFOND GLOBAL
SPP EMERGING MARKETS SRI
STATE OF WYOMING
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
STICHTING SHELL PENSIOENFONDS
THE CHASE MAN BK AS TR OF DELTA MASTER FD
THE SHELL CONTRIBUTORY PENSION FUND
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD INTERNATIONAL EXPLORER FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F
SILVIO TINI DE ARAUJO

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Shareholders attending the Extraordinary Shareholders' Meeting by means of the remote voting form:

CLUBE DE INVESTIMENTO DOS EMPREGADOS DA VALE INVESTVALE
WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
INVESCO GLOBAL LOW VOLATILITY EQUITY YIELD FUND
BLACKROCK INSTITUTIONAL TRUST COMPANY NA
CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN
CIBC EMERGING MARKETS INDEX FUND
DOMINION RESOURCES, INC. MASTER TRUST
EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII
RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.
IBM 401 (K) PLUS PLAN
NN (L)
MANAGED PENSION FUNDS LIMITED
BLACKROCK GLOBAL FUNDS
NORGES BANK
PACIFIC SELECT FUND
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX
RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND
RUSSEL INVESTIMENT FUNDS NON.US. FUND
EURIZON CAPITAL S.A.
SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G
RUSSEL EMERGING MARKETS EQUITY POOL
STANDARD LIFE INVESTMENTS GLOBAL SICAV
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
STICHTING PHILIPS PENSIOENFONDS
TEACHER RETIREMENT SYSTEM OF TEXAS
CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
THE MONETARY AUTHORITY OF SINGAPORE
VANGUARD INVESTMENT SERIES PLC
STATE OF NEW JERSEY COMMON PENSION FUND D
AEGON CUSTODY BV
ARKANSAS TEACHER RETIREMENT SYSTEM
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND
RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD
IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR
STATE OF ALASKA RETIREMENT AND BENEFITS PLANS
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
SUN AMERICA SERIES TRUST-EMERGING MARKETS POR
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
ALBERTA INVESTMENT MANAGEMENT CORPORATION
USAA INTERNATIONAL FUND
WASHINGTON STATE INVESTMENT BOARD
INVESTORS GROUP CORPORATE CLASS INC
SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
AWARE SUPER PTY LTD
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
NEW ZEALAND SUPERANNUATION FUND
COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION
INTERNATIONAL MONETARY FUND
MUNICIPAL E ANNUITY A B FUND OF CHICAGO
SALT RIVER PIMA-MARICOPA INDIAN C
SPAENGLER IQAM INVEST GMBH FOR SPAENGLER IQAM EQ EMER MKTS
STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME)
HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME
THE PUBLIC INSTITUITION FOR SOCIAL SECURITY
UTAH STATE RETIREMENT SYSTEMS
SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA
BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS
NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST
RUSSEL INVESTMENTS GLOBAL EQUITY POOL

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
DUKE POWER CO EMPLOYEE RETIREMENT PLAN
ALASKA PERMANENT FUND
CITY OF NEW YORK GROUP TRUST
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
BEWAARSTICHTING NNIP I
THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND
DWS INVESTMENT GMBH
WELLINGTON DIVERSIFIED INFLATION HEDGES FUND
SCHLUMBERGER COMMON INVESTMENT FUND LIMITED
ISHARES PUBLIC LIMITED COMPANY
NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND
ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES
THE HARTFORD BAL FD, A SRS OF THE HARTFORD MUTUAL FDS, INC
VALIC COMPANY I - EMERGING ECONOMIES FUND
THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
KAISER FOUNDATION HOSPITALS
JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND
THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
PARAMETRIC EMERGING MARKETS FUND
ACTIVE M INTERNATIONAL EQUITY FUND
CHEVRON UK PENSION PLAN
COMMONWEALTH BANK GROUP SUPER
ALASKA COMMON TRUST FUND
ISHARES MSCI BRAZIL ETF
ISHARES II PUBLIC LIMITED COMPANY
SUNSUPER SUPERANNUATION FUND
SPDR SP EMERGING MARKETS ETF
BRUNEI INVESTMENT AGENCY
NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY
DWS LATIN AMERICA EQUITY FUND
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
VIRGINIA RETIREMENT SYSTEM

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY
RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND
FUTURE FUND BOARD OF GUARDIANS
IPROFILE INTERNATIONAL EQUITY PRIVATE POOL
THE MASTER TRUST BK OF JPN, LTD. AS TO BNP PBE MOTHER FD
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF
RUSSEL OVERSEAS EQUITY POOL
NORTHERN TRUST INVESTIMENT FUNDS PLC
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
ISHARES MSCI BRIC ETF
PEOPLE S BANK OF CHINA
PUBLIC SECTOR PENSION INVESTMENT BOARD
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND
COLLEGE RETIREMENT EQUITIES FUND
EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD
INVESCO GLOBAL WATER ETF
EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND
SWISSCANTO (LU) EQUITY FUND
EASTSPRING INVESTMENTS
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA
RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD
NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING
HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND
SWISSCANTO (LU)
PRAMERICA SICAV
AMERICAN HEART ASSOCIATION, INC.
RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND
PICTET - EMERGING MARKETS INDEX
PICTET - WATER
AVADIS FUND
CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F
WELLINGTON GLOBAL PERSPECTIVES FUND (CANADA)
BELLSOUTH CORPORATION RFA VEBA TRUST

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

MFS DEVELOPMENT FUNDS, LLC
CENTRAL PROVIDENT FUND BOARD
PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
STICHTING PGGM DEPOSITARY
MISSOURI LOCAL GOVERNMENT EMPLOYEES RETIREMENT SYSTEM
ARIZONA PSPRS TRUST
KAISER PERMANENTE GROUP TRUST
FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD
SCHWAB EMERGING MARKETS EQUITY ETF
LACM EMERGING MARKETS FUND L.P.
ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO
ISHARES MSCI EMERGING MARKETS ETF
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.
FIRST TRUST BICK INDEX FUND
CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND
QSUPER
BMO MSCI EMERGING MARKETS INDEX ETF
WELLINGTON TRUST COMPANY N.A.
NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L
THE HARTFORD GLOBAL REAL ASSET FUND
THE HARTFORD INTERNATIONAL VALUE FUND
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F
LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
WELLS FARGO (LUX) WORLDWIDE FUND
SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST
DELA DEPOSITARY ASSET MANAGEMENT B.V.
QIC INTERNATIONAL EQUITIES FUND
FIRST TRUST BRAZIL ALPHADEX FUND
FIRST TRUST LATIN AMERICA ALPHADEX FUND
SSGA SPDR ETFS EUROPE I PLC
STICHTING PENSIOENFONDS ING

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

EUROPEAN CENTRAL BANK
VERIZON MASTER SAVINGS TRUST
INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS
JOHN HANCOCK HEDGED EQUITY INCOME FUND
VANGUARD EMERGING MARKETS SELECT STOCK FUND
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I
TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
ISHARES MSCI ACWI EX U.S. ETF
ISHARES MSCI ACWI ETF
FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND
NGS SUPER
NORDEA 1 SICAV NORDEA 1 STABLE EMERGING MARKETS EQUITY FUND
NORDEA STABIL
FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
NORDEA 1 SICAV - NORDEA 1 STABLE RETURN FUND
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VOYA EMERGING MARKETS INDEX PORTFOLIO
VANGUARD FUNDS PUBLIC LIMITED COMPANY
OLD WESTBURY LARGE CAP STRATEGIES FUND
KBC ECO FUND
INVESCO SP EMERGING MARKETS MOMENTUM ETF
PLATO INSTITUTIONAL INDEX FUND
MERCER QIF FUND PLC
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
ASCENSION ALPHA FUND, LLC
COMMONWEALTH SUPERANNUATION CORPORATION
NFS LIMITED
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
DEUTSCHE INVEST I BRAZILIAN EQUITIES
DWS INVEST LATIN AMERICAN EQUITIES
ISHARES CORE MSCI EMERGING MARKETS ETF
ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
BLACKROCK GLOBAL INDEX FUNDS
STUDIO MASTER III FIA

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ANDRA AP-FONDEN
EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM I I I
GENERAL PENSION AND SOCIAL SECURITY AUTHORITY
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR
QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP
SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF
CLINTON NUCLEAR POWER PLANT QUALIFIED FUND
THREE MILE ISLAND UNIT ONE QUALIFIED FUND
RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T
STATE STREET IRELAND UNIT TRUST
FLEXSHARES STOXX GLOBAL BOND INFRASTRUCTURE INDEX FUND
SPDR SP EMERGING MARKETS FUND
DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF
DESJARDINS GLOBAL BALANCED GROWTH FUND
XTRACKERS (IE) PUBLIC LIMITED COMPANY
NORDEA 1 - ALPHA 10 MA FUND
NORDEA 1- ALPHA 15 MA FUND
XTRACKERS
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
NN PARAPLUFONDS 1 N.V
NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L
NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
EURIZON CAPITAL SGR S.P.A
SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF
WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND
SANTANDER SICAV
NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST
JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF
BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)
SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

WM POOL - EQUITIES TRUST NO 74
GENERAL ORGANISATION FOR SOCIAL INSURANCE
LEGAL GENERAL GLOBAL EQUITY INDEX FUND
MOBIUS LIFE LIMITED
ITAU FUNDS - LATIN AMERICA EQUITY FUND
INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST
SHELL FOUNDATION
GODFOND SVERIGE VARLDEN
ISHARES MSCI ACWI LOW CARBON TARGET ETF
STUDIO ICATU 49 PREVIDENCIARIO FIM
RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F
WILMINGTON MULTI-MANAGER ALTERNATIVES FUND
POOL REINSURANCE COMPANY LIMITED
LEGAL GENERAL U. ETF P. LIMITED COMPANY
LEGAL GENERAL COLLECTIVE INVESTMENT TRUST
ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF
NORDEA 1 SICAV - GBP DIVERSIFIED RETURN FUND
RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL
COMMONWEALTH GLOBAL SHARE FUND 30
STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
AVADIS FUND - AKTIEN EMERGING MARKETS INDEX
LACM EMII, L.P.
DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF
THE BOARD OF THE PENSION PROTECTION FUND
GUIDEMARK EMERGING MARKETS FUND
WM POOL - EQUITIES TRUST NO. 75
FUNDAMENTAL LOW V I E M EQUITY
NORTHERN TRUST UCITS FGR FUND
WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND
STATE STREET ICAV
GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P
SPP EMERGING MARKETS PLUS
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
ISHARES IV PUBLIC LIMITED COMPANY

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

NORDEA 2 SICAV
DESJARDINS GLOBAL BALANCED STRATEGIC INCOME FUND
TELUS PENSIONS MASTER TRUST
DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN
THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD
CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND
VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER
VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER
LEGAL & GENERAL ICAV
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
MINISTRY OF ECONOMY AND FINANCE
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
DRIEHAUS EMERGING MARKETS OPPORTUNITIES FUND
NATIONWIDE INTERNATIONAL SMALL CAP FUND
CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND
PARKER FOUNDATION, INC.
PICTET - GLOBAL MEGATREND SELECTION
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND
WELLINGTON COMPOUND GROWTH, L.P.
PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD
CUST. B. O. J. LTD. A. T. F. R. B. L. A. T. F. J. G. D. M. F
FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA
HIGHLAND PUBLIC INFLATION HEDGES FUND
FIDELITY FIRST GLOBAL FUND
WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
EMERGING MARKETS EQUITY SELECT ETF
SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND
EMERGING MARKETS EQUITY INDEX MASTER FUND
EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B
EMERGING MARKETS INDEX NON-LENDABLE FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND B
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
FRANKLIN LIBERTYSHARES ICAV
AQR INNOVATION FUND, L.P.
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000
THE INCUBATION FUND, LTD.
FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF
MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND
COLONIAL FIRST STATE INVESTMENT FUND 50
NORDEA 1 - ALPHA 7 MA FUND
PARAMETRIC TMEMC FUND, LP
JOHN HANCOCK DIVERSIFIED REAL ASSETS FUND
LAZARD REAL ASSETS AND PRICING OPPORTUNITIES PORTF
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
UTILICO EMERGING MARKETS TRUST PLC
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL
MSCI EQUITY INDEX FUND B - BRAZIL
SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY
MSCI ACWI EX-U.S. IMI INDEX FUND B2
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND
VANGUARD ESG INTERNATIONAL
WEST YORKSHIRE PENSION FUND
TORK MASTER FIA
ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
TORK LONG ONLY INSTITUCIONAL MASTER FIA
XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF
GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA
WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL
ROBECO CAPITAL GROWTH FUNDS
LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND
XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

SYMMETRY PANORAMIC GLOBAL EQUITY FUND
NORDEA 2 - VAG OPTIMISED STABLE RETURN FUND
DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C
DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E
BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND
PHILADELPHIA GAS WORKS PENSION PLAN
IG JPMORGAN EMERGING MARKETS FUND
NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS
CHUBB CORPORATION MASTER RETIREMENT TRUST
AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX
MERCER UCITS COMMON CONTRACTUAL FUND
PLURIBUS LABS GLOBAL CORE EQUITY MASTER FUND LP
ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM
THE SAUDI SECOND INVESTMENT COMPANY
VANGUARD ACTIVE EMERGING MARKET EQUITY FUND
DFC EMERGING MARKETS EQUITY FUND
JSS INVESTMENTFONDS-JSS SUSTAINABLE EQUITY -S.E.MARKETS
RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF
TORK PREV FUNDO DE INVESTIMENTO EM ACOES FIFE
MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND
NORDEA DEDIC. INVEST. F., SICAV-FIS-MA LIQUID ALTER. I FUND
TRANSAMERICA EMERGING MARKETS OPPORTUNITIES
FIDELITY INVESTMENT FUNDS-FIDELITY SUST. WATER WASTE FUND
ASSET MANAGEMENT EXCHANGE UCITS CCF
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
TORK LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES
BLK MAGI FUND
KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND
WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV
LEGAL GENERAL CCF

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

NORDEA DEDICATED INV FD, SICAV-FIS-MA LIQ ALTERNATIVE II FD
VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER
STICHTING PENSIOENFONDS PGB
ISHARES ESG ADVANCED MSCI EM ETF
ARERO - DER WELTFONDS -NACHHALTIG
INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
MAINSTAY MACKAY INTERNATIONAL OPPORTUNITIES FUND
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
NATIONAL EMPLOYMENT SAVINGS TRUST
BMO INVESTMENT FUNDS (UK) ICVC III - BMO UNIVERSAL
DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF
LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND
ABERDEEN STANDARD OEIC V - ASI MULTI-ASSET CLIMATE
IMCO EMERGING MARKETS PUBLIC EQUITY LP
JPMORGAN EMERGING MARKETS EQUITY CORE ETF
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT
VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
QIC LISTED EQUITIES FUND
JNL EMERGING MARKETS INDEX FUND
GLOBAL X CLEAN WATER ETF
INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN
NEW AIRWAYS PENSION SCHEME
LGIASUPER TRUSTEE
COLONIAL FIRST STATE INVESTMENT FUND 96
MACQUARIE MULTI-FACTOR FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
EURIZON EMERGING LEADERS ESG 50 - LUGLIO 2026
RIZE UCITS ICAV
CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING
INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST
NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN
EURIZON EMERGING LEADERS ESG 50 - SETTEMBRE 2026
APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND
STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR
INVESCO MSCI EMERGING MARKETS ESG CLIMATE PARIS AL
EURIZON EMERGING LEADERS ESG 50 - NOVEMBRE 2026
TRINITY COLLEGE CAMBRIDGE
GLOBAL X CLEAN WATER UCITS ETF
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS
STUDIO MASTER V FIM
EURIZON EMERGING LEADERS ESG 50 - GENNAIO 2027
INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL
INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL
BANK SINOPAC CO., LTD., IN ITS CAPACITY AS MASTER
COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA
TRIODOS SICAV I - TRIODOS FUTURE GENERATIONS FUND
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832
THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849
THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
EMERGING MARKETS EQUITY FOCUS PORTFOLIO
ISHARES MSCI WATER MANAGEMENT MULTISECTOR ETF
VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF
STRIVE EMERGING MARKETS EX-CHINA ETF
MBB PUBLIC MARKETS I LLC
TORK MASTER FUNDO DE INVESTIMENTO EM ACOES III
SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF
TEXAS PERMANENT SCHOOL FUND CORPORATION
ISHARES ENVIRONMENTAL INFRASTRUCTURE AND INDUSTRIA
VOYA VACS INDEX SERIES EM PORTFOLIO
STUDIO MASTER VI FUNDO DE INVESTIMENTO EM ACOES
FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL
ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

AVIVA INVESTORS
AVIVA LIFE PENSIONS UK LIMITED
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
CIFM GLOBAL EMERGING MARKETS FUND
COMMINGLED P T F (EM M E) OF JP M CHASE BANK
H.E.S.T. AUSTRALIA LIMITED
INVESTERINGSFORENINGEN NORDEA INVEST STABIL BALANCERET KL
INVESTERINGSFORENINGEN SYD INVEST
JPMORGAN SAR GLOBAL EMERGING MARKETS FUND
JPMORGAN FUNDS
NEW YORK STATE COMMON RETIREMENT FUND
NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND
SAS TRUSTEE CORPORATION POOLED FUND
SBC MASTER PENSION TRUST
SHELL TR (BERM) LTD AS TR O SHELL OV CON P F
SPP AKTIEINDEXFOND GLOBAL
SPP EMERGING MARKETS SRI
STATE OF WYOMING
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
STICHTING SHELL PENSIOENFONDS
THE CHASE MAN BK AS TR OF DELTA MASTER FD
THE SHELL CONTRIBUTORY PENSION FUND
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD INTERNATIONAL EXPLORER FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F
SILVIO TINI DE ARAUJO
CAIXA VINCI VALOR DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES
CAIXA VINCI VALOR FIA
CHAPADA DOS VEADEIROS FIA
FIA IPANEMA
NAF ENIGMA II FUNDO DE INVESTIMENTO MULTIMERCADO
VINCI ACOES A FUNDO DE INVESTIMENTO EM ACOES
VINCI GAS DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES
VINCI JOATINGA FUNDO DE INVESTIMENTO EM AÇÕES
VINCI MOSAICO ADVISORY FIA

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

VINCI MOSAICO FIA
VINCI MOSAICO INSTITUCIONAL FIA
VINCI SELECAO FUNDO DE INVESTIMENTO EM ACOES
VINCI STB FUNDO DE INVESTIMENTO EM ACOES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 19, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.